Page 1 Rio Tinto 2026 Form 6-K
Exhibit 99.1
Rio Tinto Group
Unaudited Condensed Consolidated Interim Financial Report
for the six months ended 30 June 2026
This document includes portions of the previously published results of announcement of Rio Tinto (as defined on page
63) as of, and for the six months ended 30 June 2026, announced on 29 July 2026. In the document we use non-IFRS
(as defined below) measures which are reconciled to directly comparable International Financial Reporting Standards
(IFRS) financial measures ("Non-IFRS Measures"). For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” and the detailed reconciliations on pages 54 to
61. Our financial results are prepared in accordance with IFRS - see page 33 for further information. This document does not update or otherwise supplement the information contained in the previously published results announcement although certain information that is outdated or has been superseded has been removed, and in some cases modified, to preserve accuracy for the purposes of this filing.
Page 2 Rio Tinto 2026 Form 6-K
                                          2026 half year results
29 July 2026
Step-change in performance delivering higher shareholder returns
Right commodities, world-class assets, strong execution
Rio Tinto Chief Executive Simon Trott said: "We achieved a step-change in performance in the first half, which, alongside favourable commodity prices, delivered a 28 per cent increase in underlying EBITDA and a 75 per cent rise in free cash flow.
"Our continued investment in growth drove a 3 per cent increase in copper equivalent production¹
and further strengthened our portfolio diversification, with Copper, Aluminium and Lithium contributing more than 50 per cent of underlying EBITDA.
"Our strong performance is underpinned by accelerating productivity across the business. We have already banked $870 million of productivity benefits and are on track to reach an annualised run-rate of $1.8 billion by year-end, with significantly more to come as our multi-year program continues to scale.
"Our strong cash flow and balance sheet allow us to declare a $3.4 billion interim ordinary dividend, up 43 per cent, as we continue to invest in high-returning growth."
Executive Summary
•+3% CuEq production growth1 in the first half underpinned by strong operational delivery with higher production across key commodities and execution of major growth projects in iron ore (Simandou) and lithium.
•Step-change in financial performance, generating underlying EBITDA3 of $14.8 billion
(+28%), and free cash flow3 of $3.8 billion (+75%).
•Profit after tax attributable to owners of Rio Tinto of $6.7 billion (+47%), with underlying earnings3 of $6.9 billion (+43%) driving an underlying return on capital employed (ROCE)3 of
17%. Taxes and government royalties were $5.6 billion2.
•Strong cash generation with $9.2 billion of operating cash flow (+32%) supporting continued
investment in our world-class growth pipeline, while maintaining a strong balance sheet.
•Interim ordinary dividend of $3.4 billion (+43%), with an interim payout ratio of 50%.

Six months ended 30 June	2026	2025	Change
Net cash generated from operating activities (US$ millions)	9,173	6,924	32%
Rio Tinto Share of Capital Investment[3] (US$ millions)	5,037	4,504	12%
Free cash flow[3] (US$ millions)	3,834	2,185	75%
Consolidated sales revenue (US$ millions)	31,028	26,873	15%
Underlying EBITDA[3] (US$ millions)	14,826	11,547	28%
Underlying earnings[3] (US$ millions)	6,851	4,807	43%
Profit after tax attributable to owners of Rio Tinto (net earnings) (US$ millions)	6,664	4,528	47%
Underlying earnings per share (EPS)[3] (US cents)	421.4	296.0	42%
Ordinary dividend per share (US cents)	211.0	148.0	43%
Underlying return on capital employed (ROCE)[3]	17%	14%	+3pp
	At 30 June 2026	At 31 December 2025
Net debt[3] (US$ millions)	14,061	14,362	(2)%
1 Copper equivalent volume = Rio Tinto’s share of production volume / Volume conversion factor x Product price ($/t) / Copper price ($/
t). Prices are based on long-term consensus prices. 2 In H1 2025, taxes and government royalties were $4.8 billion.
3 This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group’s operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” (APMs) and the detailed reconciliations on pages 54 to 61. We have refined our definition of free cash flow to include Rio Tinto share of capital investment effective from our H1 2026 financial results.
Page 3 Rio Tinto 2026 Form 6-K
Our strategic pillars - maximising our potential
Transforming the way we work to deliver a step-change in performance.

H1 2026 highlights
People and Safety first
•We tragically lost two colleagues in the first half, at Simandou and Kennecott. Safety remains our highest priority. We are sharpening our focus on safety at every level, simplifying and strengthening our standards to concentrate on what matters most, reinforced by discipline in compliance. Our all-injury frequency rate (AIFR) for H1 2026 was 0.40.
•The Rio Tinto Management Operating System (MOS) was launched 1 July. It is an integrated system defining our common approach to safety, risk and standards; people and leadership; and planning and performance.

Operational excellence
•'+3% CuEq[1] production growth in H1, driven by strong operational performance and continued
ramp-up of our major growth projects, including copper from Oyu Tolgoi. Pilbara achieved its highest H1 iron ore production since 2018 and our aluminium operations sustained their strong performance.
•Productivity program gaining momentum[2]: $1.3 billion annualised run rate achieved in H1, with $0.87 billion banked year-to-date. Target to reach $1.8 billion annualised run rate by the end of 2026. This program supports our pathway to deliver a ~3% production uplift in copper equivalent volumes and ~4% CAGR reduction in operating unit costs through to 2030[3].

Project execution
•Simandou: achieved first high-grade iron ore sales in April. SimFer mine construction and port infrastructure are both now more than three quarters complete, with full rail commissioning achieved in Q1.
•Pilbara: three iron ore replacement mines are on budget and on track for first ore in 2027.
•Lithium: achieved first production at Fénix 1B and Sal de Vida ahead of plan, while construction of Rincon full scale plant is progressing, supporting ramp-up towards ~200 ktpa
LCE[4] capacity by 2028.

Capital discipline
•$5–10 billion of cash release on track through portfolio management, infrastructure and other mechanisms. Opportunities to release around $5 billion by the end of 2026 are being progressed[5].
•Strong balance sheet supports 50% payout ratio for interim dividend.

Sustainability and social licence
•Decarbonisation: Pathway to reduce Scope 1 and 2 emissions by 50% by 2030 vs 2018 baseline[6]. This is dependent on the timely delivery of third party projects to underpin those solutions and completion of commercial discussions, neither of which can be guaranteed by that date.
◦CO2 emissions: 15.9 Mt CO2e Scope 1 and 2 emissions in H1 2026 equivalent to a
14% reduction vs 2018 baseline[6].
◦Oyu Tolgoi Copper: Reached the half-way point of its trial of eight 91t battery swappable battery-electric haul trucks, in partnership with China's State Power
Investment Corporation since October 2025.
◦Pilbara Iron Ore: Developments include:
▪Electrification of mining fleet: Partnered with BHP and Caterpillar to trial battery-electric haul trucks at the mine site. Commenced a 12 month trial of battery electric loaders under real operating conditions. Technology availability remains the major constraint.
▪Renewable diesel: Use was successfully validated in Pilbara in 2025.
Pongamia pilot continues in Queensland, seeking to establish a new biofuel supply chain.
▪Renewable electricity: Reached financial close on a 75MW solar project with
Yindjibarndi Energy Corporation (YEC) under a 30-year Power Purchase
Agreement.Construction starts in 2026 with commissioning expected in 2028.
◦Pacific Aluminium: In March, secured A$2 billion government funding package over 10 years for Boyne Smelters to potentially extend operations to at least 2040, building on
A$7.5 billion of new renewable energy and storage arrangements underwritten with developers in Queensland.
◦Gladstone alumina refineries: In July, signed a five-year bio-pellet offtake agreement with SuperChar to reduce reliance on fossil fuels.

1Based on total cost of sales of our operations, divided by sales volumes in copper equivalent terms on a Rio Tinto consolidated basis, stated in 2024 real terms. 2YTD productivity benefits realised of $870m are operational productivity improvements resulting in an uplift in production, or cost improvements from cost savings or improved cost efficiencies. All figures are on a consolidated basis.3 From a 2024 baseline. 4LCE = Lithium Carbonate Equivalent. 5Timing and proceeds subject to market conditions and execution. 6 The 2018 baseline changes over time to reflect changes in portfolio ownership and updates to our greenhouse gas emissions reporting methodology.
Page 4 Rio Tinto 2026 Form 6-K
Market data
Index prices

Index prices	Start of H1 (01/01/26)	End of H1 (30/06/26)	% change Start - end H1	H1 2026 average	H1 2025 average	% change YoY
Iron ore ($/dmt CFR China)[1]	106	99	(7)%	105	101	+4%
Iron ore ($/dmt FOB WA)[2]	97	86	(11)%	92	92	—%
Iron ore ($/dmt CFR China, 65% index)[3]	121	115	(5)%	122	113	+8%
Copper (LME spot, c/lb)	570	605	+6%	593	428	+39%
Alumina ($/t FOB Australia)[4]	304	330	+9%	308	434	(29)%
Aluminium (LME spot, $/t)	2,986	3,106	+4%	3,382	2,539	+33%
Bauxite Australia HT ($/dmt CIF China)[5]	58	58	—%	56	77	(27)%
Lithium carbonate (spot, $/t CIF China, Japan & Korea)[6]	14,500	19,400	+34%	20,714	9,197	+125%
1 Monthly average Platts (CFR) index for 61% iron fines from 1 January 2026. H1 2025 is the monthly average Platts (CFR) index for
62% iron fines.
2 Monthly average Platts 61% Fe, FOB Western Australia $/dmt (derived from Platts 61% Fe, CFR China index). H1 2025 is the monthly average based on 62% Fe.
3 Monthly average Fastmarkets Iron ore 65% Fe Brazil-origin fines, CFR Qingdao, $/dmt.
4 Platts alumina FOB Australia, smelter grade alumina.
5 CM Group Australia-origin high temperature bauxite CIF China.
6 Fastmarkets index for Lithium carbonate min 99.5% Li2CO3 battery grade.
Average realised prices achieved for our major commodities

	Units	H1 2026	H1 2025
Pilbara iron ore[1]	FOB, $/wmt	85.2	83.2
Pilbara iron ore[2]	FOB, $/dmt	92.6	90.5
IOC pellets	FOB, $/wmt	124.9	129.9
Copper[3]	US c/lb	591	436
Aluminium[4]	Metal, $/t	4,343	3,125
Lithium carbonate equivalent[5]	LCE, $/t	18,960	15,580
1 Pilbara average realised price excludes the impact of certain joint venture arrangements. Including these, realised prices for H1 2026 would have been $1.1/wmt lower (H1 2025, $0.7/wmt).
2 Assumes 8% moisture.
3 Average realised price for all units sold. Realised price does not include the impact of provisional pricing adjustments, which positively impacted revenues in H1 2026 by $235 million (H1 2025 positive impact of $266 million).
4 LME plus all-in premiums (product and market). The US Midwest premium adapted to tariff levels in 2025, fully compensating for the
50% tariff after an initial period.
5 Realised lithium carbonate equivalent price is calculated as total lithium revenue divided by total lithium carbonate equivalent (LCE)
volume sold, and therefore represents a blended average across products and contracts rather than a spot or index reference. A portion of volumes is sold under longer term customer contracts, with realisations recognised on a lagged basis, so realised prices may not move in line with, or over the same period as, movements in the reference index price. Lithium results are consolidated from the date of acquisition of Arcadium Lithium (March 2025); accordingly, the H1 2025 comparative reflects the post-acquisition period only and excludes January and February 2025.
Page 5 Rio Tinto 2026 Form 6-K
Financial performance
Income Statement
Financial results from our diversified portfolio
To provide additional insight into the performance of our business, we report underlying EBITDA and underlying earnings. Underlying EBITDA and underlying earnings are non-IFRS measures.
For definitions and a detailed reconciliation of underlying EBITDA and underlying earnings to the nearest IFRS measures, see pages 38 and 56, respectively.
The principal factors explaining the movements in underlying EBITDA are set out in this table.

US$bn
2025 first half underlying EBITDA	11.5
Prices	3.6
Exchange rates	(0.7)
General inflation	(0.4)
Energy	(0.3)
Volumes and mix	1.2
Operating cash unit costs	0.3
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects)	(0.1)
Non-cash costs/other	(0.2)
Change in underlying EBITDA	3.3
2026 first half underlying EBITDA	14.8
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
•Underlying EBITDA: increased by 28% to $14.8 billion, demonstrating the resilience of our diversified portfolio and continued focus on operational excellence and cost discipline. The uplift was driven by a $3.6 billion benefit from stronger commodity prices and $1.5 billion from higher volumes and operating cash unit cost improvements, underpinned by our productivity program (+$0.87 billion benefit), along with growth in copper. These benefits outweighed the impact of foreign exchange headwinds, inflation and elevated energy and aluminium raw material prices.
•Strong commodity prices drove the $3.6 billion underlying EBITDA uplift, led by benchmark prices for copper (+39%), gold (+53%), aluminium (+33%), along with iron ore prices remaining resilient (+2% realised price). These gains were marginally offset by weaker bauxite prices.
•Exchange rates reduced underlying EBITDA by $0.7 billion: on average, the US dollar weakened by 11% against the Australian dollar and by 2% against the Canadian dollar.
•General inflation (-$0.4 billion) & energy prices (-$0.3 billion): includes general inflation on our cost base (-$0.3 billion) mainly across Australia and Canada, an update to the inflation rate assumption used for closure and remediation provisions for closed or fully impaired sites (-$0.2 billion), along with elevated energy prices resulting from supply disruptions (-$0.3 billion).
•Volumes and mix contributed a $1.2 billion benefit: underpinned by a 3% increase in copper equivalent production, driven by a combination of targeted actions taken as part of our productivity program, a continued focus on operational excellence and delivery of growth projects.
◦$0.3 billion volume uplift captured in H1 from our productivity program: with initiatives targeted to improve system performance in the Pilbara, accelerate underground development at Oyu Tolgoi through increasing drawbell development rates by 15%, increasing molybdenum volumes at Kennecott, along with aluminium cast house product mix optimisation and targeted throughput improvements at Kitimat.
Page 6 Rio Tinto 2026 Form 6-K
◦a further $0.9 billion volume uplift driven by growth projects: with higher copper and gold volumes delivered by the ongoing ramp-up of Oyu Tolgoi and growth in
Argentinian lithium operations. These gains were partially offset by reduced copper volumes at Escondida due to planned mine sequencing and lower bauxite volumes following the weather disruptions in Q1.
•Operating cash unit cost improvement delivered a net $0.3 billion benefit: reflecting the outcomes of our productivity program and continued cost discipline across our assets.
◦Productivity program delivered $0.5 billion unit cost improvements: by a combination of improvements in cost efficiencies on delivering an uplift to volumes
(described above), along with targeted actions to optimise our cost base through cost savings and improved cost efficiencies. The latter is being delivered across our business through improvements in labour productivity and a sharper focus on contractor management and discipline on discretionary spend.
◦Other underlying changes in operating cash unit costs of -$0.3 billion were driven by cost inefficiencies on lower copper production volumes at Kennecott,
Escondida, Iron Ore Company of Canada (IOC) and at our bauxite operations. This also included elevated aluminium raw material costs, primarily coke.
•Investment in exploration and evaluation was $0.1 billion higher in 2026 reflecting continued investment in future growth: as we accelerated investment in our copper growth options, primarily through the advancement of orebody knowledge and geotechnical data collection activities at Resolution and including completion of the land exchange in H1
2026.
•Non-cash costs/other -$0.2 billion: includes updates to closure, remediation and other provisions (-$0.3 billion),and one-off costs associated with implementing our productivity improvement program (-$0.1 billion). This is offset by higher EBITDA in the Pilbara (+$0.2 billion) as the impact of the cyclones in H1 2026 was less than the impact in H1 2025.
Net earnings
The principal factors explaining the movements in underlying earnings and net earnings are set out below.
Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto. The net profit attributable to the owners of Rio Tinto in H1 2026 was $6.7 billion (H1 2025: $4.5 billion).

US$bn
2025 first half net earnings	4.5
Changes in underlying EBITDA (see above)	3.3
Increase in depreciation and amortisation (pre-tax) in underlying earnings	(0.6)
Decrease in interest and finance items (pre-tax) in underlying earnings	0.1
Increase in tax on underlying earnings	(0.2)
Increase in underlying earnings attributable to outside interests	(0.5)
Total changes in underlying earnings	2.0
Changes in items excluded from underlying earnings (see below)	0.1
Movement in net impairment charges	0.1
2026 first half net earnings	6.7
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
•Underlying EBITDA +$3.3 billion: reflecting stronger commodity prices, higher volumes and productivity improvements.
•Increase in depreciation -$0.6 billion: primarily reflecting the commissioning and ramp-
up of major projects, including low carbon aluminium AP60, Oyu Tolgoi copper underground and Western Range in Pilbara.
Page 7 Rio Tinto 2026 Form 6-K
•Higher taxes -0.2 billion: reflecting higher pre-tax earnings, partly offset by a lower effective tax rate of 25.2% (H1 2025: 34.5%). The lower effective tax rate reflected the utilisation of previously unrecognised deferred tax assets and a variation in the geographic spread of earnings.
•Outside interest -$0.5 billion: representing increased amounts attributable to non-
controlling interests on higher earnings at Oyu Tolgoi.
Items excluded from underlying earnings
The differences between underlying and net earnings are set out in this table (all numbers are after tax and exclude amounts attributable to non-controlling interests).

	2026	2025
Six months ended 30 June	US$bn	US$bn
Underlying earnings	6.9	4.8
Items excluded from underlying earnings
Net Impairment charges	—	(0.1)
Foreign exchange losses on net debt, intragroup balances and derivatives excluded from underlying earnings	(0.2)	(0.2)
Total items excluded from underlying earnings	(0.2)	(0.3)
Net earnings	6.7	4.5
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
On page 56 there is a detailed reconciliation from net earnings to underlying earnings, including pre-tax amounts and additional explanatory notes. The differences between profit after tax and underlying EBITDA are set out in the table on page 38.
•Foreign exchange and derivative losses -$0.2 billion: includes post-tax losses on intragroup balances of $0.3 billion (30 June 2025: $0.5 billion loss) primarily as a result of the Australian dollar strengthening against the US dollar compared to the 31 December
2025 spot rate offset by post-tax gains relating to foreign exchange on external net debt and derivative gains of $0.1 billion (30 June 2025: $0.2 billion gain).
Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto.
Page 8 Rio Tinto 2026 Form 6-K
Underlying EBITDA by product group

	Underlying EBITDA
	2026	2025	Change
Six months ended 30 June	US$bn	US$bn (restated)%
Copper	5.7	3.1	84%
Iron Ore	6.8	6.9	(1)%
Aluminium & Lithium	3.3	2.4	38%
Reportable segments total	15.8	12.4	28%
Simandou iron ore project	(0.05)	(0.02)	NA
Other operations	(0.2)	0.1	NA
Central pension costs, share-based payments, insurance and derivatives	0.2	—	NA
Restructuring, project and one-off costs	(0.4)	(0.3)	15%
Other central costs	(0.4)	(0.4)	—%
Central exploration and evaluation	(0.1)	(0.1)	0%
Total	14.8	11.5	28%
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals and year-on-year changes.
Underlying EBITDA and underlying earnings are non-IFRS measures used by management to assess the performance of the business and provide additional information which investors may find useful. For more information on our use of non-IFRS financial measures in this report, see the section entitled "Alternative performance measures" (APMs) and the detailed reconciliations on pages 54 to 61.
Financial information has been recast in accordance with the organisational restructure announced on 27 August 2025.
•Other Operations: includes Rio Tinto Iron & Titanium, Borates, Diamonds and closed sites under management. Underlying EBITDA was lower by $0.3 billion principally driven by changes in our closure assumptions, including the inflation rate assumption applied. This also reflects the weaker US dollar, weaker market demand for titanium dioxide feedstocks and a wind-down of operations at Diavik, partially offset by productivity benefits of $0.1 billion.
•Central pension costs, share-based payments, insurance and derivatives netted to an income of $0.2 billion: mainly associated with the premiums paid by the business to our captive insurers, along with net unrealised gains on the Group’s commodity derivatives.
•Restructuring, project and one-off costs $0.4 billion: includes one-off costs associated with implementing the change to our operating model to streamline the organisation, implementing a major upgrade of our ERP system, along with other investment in corporate projects.
•Other central costs $0.4 billion were flat year-on-year. Cost savings of $0.1 billion were delivered, reflecting strong cost control as we progressed the streamlining of central functions with cost savings evident from the second quarter. About half of this benefit was offset by the impact of foreign exchange, with the remainder relating to the impact of the
Arcadium acquisition and timing of central costs incurred.
•Central exploration and evaluation $0.1 billion: relating to our strong portfolio of exploration projects across 16 countries relating to six commodities. 77% of the spend related to the exploration of Copper as we continue to sharpen our focus and simplify the portfolio.
Page 9 Rio Tinto 2026 Form 6-K
Strong cash flow generation with disciplined investment

	2026	2025
Six months ended 30 June	US$bn	US$bn (restated)
Net cash generated from operating activities	9.2	6.9
Rio Tinto share of capital investment	(5.0)	(4.5)
Lease principal payments	(0.3)	(0.2)
Free cash flow¹	3.8	2.2
Dividends paid to equity shareholders	(4.2)	(3.8)
Acquisition of Arcadium (including acquired net debt)	—	(7.6)
Incremental partner funding	0.4	0.2
Other	0.3	(0.1)
Movement in net debt¹	0.3	(9.1)
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
•$9.2 billion of net cash generated from operating activities: reflecting the higher underlying EBITDA and a 62% underlying EBITDA cash conversion rate, up 2% from 2025.
There was a working capital cash outflow of $1.6 billion, reflecting higher iron ore inventories together with normal seasonal movements in amounts due to JV partners and employees and a $443 million Oyu Tolgoi tax payment. This followed the assessment issued by the
Mongolian Tax Authority relating to the 2021 and 2022 tax years, with Oyu Tolgoi reserving its right to dispute the payment. These assessments are inconsistent with the Oyu Tolgoi
Investment Agreement and applicable Mongolian legislation and we are taking relevant steps including engaging in discussions with the Government of Mongolia to resolve this matter.
•$5.0 billion of Rio Tinto share of capital investment (reconciled below): comprised $1.3 billion of growth, $1.9 billion of replacement, $1.8 billion of sustaining and $0.04 billion of decarbonisation capital (in addition to $0.1 billion of decarbonisation operational expenditure). We continue to fund our capital program in accordance with our disciplined capital allocation framework.
•$4.2 billion dividends paid: reflected payment of the 2025 final ordinary dividend.
•$0.4 billion incremental partner funding: in the current period this includes the difference between the cash funding received from Chalco Iron Ore Holdings (CIOH) and when funding is credited to Rio Tinto Share of Capital Investment as capital expenditure occurs, along with
$0.1 billion of funding received from our partners in Resolution.
•$14.1 billion net debt1 at 30 June 2026: the above movements resulted in a reduction in net debt¹ of $0.3 billion in H1 2026.
1 This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures
(non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the
Group’s operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” (APMs) and the detailed reconciliations on pages 54 to 61.
Page 10 Rio Tinto 2026 Form 6-K
Rio Tinto share of capital investment

Six months ended 30 June	2026 US$m	2025 US$m restated(a)
Purchases of property, plant and equipment and intangible assets	5,947	4,734
Less: Sales of property, plant and equipment and intangible assets	(207)	(7)
Funding provided by the Group to equity accounted units (EAUs) (b)	—	331
Less: Capital contributions received/due from non-controlling interests or third parties (c)	(703)	(554)
Rio Tinto share of capital investment (a)	5,037	4,504
(a)In the second half of 2025, we revised the calculation of “Rio Tinto share of capital investment” to include “sales of property, plant and equipment and intangible assets”. Accordingly, we have adjusted prior period comparatives for comparability.
(b)In 2025, funding provided by the group to EAUs relates to funding of WCS Rail and Port Holding Entities (WCS) in relation to the
Simandou project, consisting of a direct equity investment in WCS of US$148 million and loans provided totalling US$183 million.
(c)We received US$898 million (30 June 2025: US$667 million) from Chalco Iron Ore Holdings Ltd (CIOH) of which US$525 million
(30 June 2025: US$456 million) relates to CIOH’s 47% share of capital expenditure incurred on the Simandou project on an accrual basis and, in 2025, associated funding provided by the Group to EAUs during the period. We also received
US$127 million (30 June 2025: US$89 million) from Investissement Québec (IQ) in respect of their share of capital expenditure incurred on the Nemaska lithium development project. The equivalent amount, on an accruals basis, of US$120 million (30 June
2025: US$98 million) is included in Rio Tinto share of capital investment.
Page 11 Rio Tinto 2026 Form 6-K
Retaining a strong balance sheet
•Net debt1: $14.1 billion at 30 June 2026 decreased by $0.3 billion compared to 2025 year end.
•Net gearing ratio1 (net debt to total capital): 16% at 30 June 2026 (31 December 2025:
18%). See page 60.
•Total financing liabilities including net debt derivatives: $23.1 billion at 30 June 2026
(31 December 2025: $23.6 billion) and the weighted average maturity was 11 years. At
30 June 2026, 76% of these liabilities were at floating interest rates (81% excluding leases).
The maximum amount within non-current borrowings maturing in any one calendar year is
$2.9 billion, which matures in 2028.
•Cash and cash equivalent plus other short-term highly liquid investments: $9.1 billion at 30 June 2026 (31 December 2025: $9.2 billion).
•Provision for closure costs: $18.9 billion at 30 June 2026 (31 December 2025:
$17.8 billion). The key movements explaining the increase were:
◦+$0.2 billion due to a weakening of the US dollar against local currencies at 30 June
2026
◦+$0.4 billion from amortisation of the discount on provisions
◦+$0.9 billion from net increases to existing and new provisions including +$0.5bn relating to the change in inflation rate assumption (of which +$0.2bn was charged to the income statement in the period).
◦partly offset by -$0.5 billion spend against the provision as we advanced our closure activities at Argyle, ERA (under a Management Service Agreement), the Gove alumina refinery and other legacy sites.
1 This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group’s operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” (APMs) and the detailed reconciliations on pages 54 to 61.
Page 12 Rio Tinto 2026 Form 6-K
Shareholder returns
50% payout ratio on the ordinary dividend, in line with our practice

	2026 US$bn	2025 US$bn
Ordinary dividend
Interim⁽ª⁾	3.4	2.9
Payout ratio on ordinary dividend	50%	50%
(a)Based on weighted average number of shares and declared dividends per share for the respective periods and excluding foreign exchange impacts on payment. Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.

Ordinary dividend per share declared	2026	2025
Interim (US cents)	211	148

Final dividend calendar	2026
2025 Interim dividend Ex-dividend date for Rio Tinto plc and Rio Tinto Limited ordinary shares	13 August
2025 Interim dividend Ex-dividend date for Rio Tinto plc ADRs	14 August
Record date	14 August
Payment date	24 September
The Board is committed to maintaining an appropriate balance between cash returns to shareholders and investment in the business, with the intention of maximising long-term shareholder value while maintaining a strong balance sheet.
The Board expects total cash returns to shareholders over the longer term to be in a range of 40%
to 60% of underlying earnings in aggregate through the cycle. Both Rio Tinto plc and Rio Tinto
Limited dividends are declared in US dollars.
Page 13 Rio Tinto 2026 Form 6-K
Review of operations
Copper

Six months ended 30 June	2026	2025	Change
Copper production ('000 tonnes) (consolidated basis)[1]	442	438	1%
Gold production - mined ('000 oz - Rio Tinto share)	250	192	30%

Segmental revenue (US$ millions)	8,622	6,208	39%
Average realised copper price (US cents per pound)[2]	591	436	35%
Underlying EBITDA (US$ millions)	5,713	3,105	84%
Net cash generated from operating activities (US$ millions)[3]	3,910	1,577	148%
Rio Tinto share of capital investment (US$ millions)[4]	756	831	(9)%
Free cash flow (US$ millions)[5]	3,149	742	325%
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result in the year-on-
year change.
1.Includes Oyu Tolgoi and Kennecott on a 100% consolidated basis, and Escondida on an equity share basis.
2.Average realised price for all units sold. Realised price does not include the impact of provisional pricing adjustments, which positively impacted revenues in H1 2026 by $235 million (H1 2025 positive impact of $266 million).
3.Net cash generated from operating activities excludes the operating cash flows of equity accounted units (EAUs) but includes dividends from EAUs (Escondida).
4.Rio Tinto share of capital investment represents purchases of property, plant and equipment and intangible assets and funding provided by the group to equity accounted units for its share of investment, net of sales of property, plant and equipment and intangible assets and capital contributions received/due from non-controlling interests or third parties on an accruals basis. It excludes capital spend directly undertaken by the EAU. For further detail refer to page 58 of the APM section.
5.Free cash flow is defined as net cash generated from operating activities minus Rio Tinto share of capital investment and lease principal payments.
Financial performance
•Underlying EBITDA: Delivered a record H1 with underlying EBITDA increasing 84% to $5.7 billion, underpinned by significantly stronger copper, gold and silver prices across the portfolio contributing to a $2 billion increase. Operationally, the continued ramp-up of Oyu
Tolgoi further supported by the productivity program that increased drawbell development rates by 15% and accelerated underground development, delivering higher production of copper, gold and silver, partially offset by lower volumes at Escondida and Kennecott.
Despite strong cost management, inflation and energy price headwinds along with cost inefficiencies from the lower copper volumes from Kennecott and Escondida, translated to a marginal increase in gross operating cash unit costs before by products. Exploration expenditure rose as we advanced orebody knowledge and geotechnical data collection activities at Resolution (we fund 55%) following completion of the land exchange in March.
•Unit costs: Copper C1 net unit costs were negative (-24.7 US cents per pound), driven by strong operational performance with improved copper and gold volumes, higher gold prices and continued productivity improvements.
•Capital investment: 9% decrease YoY. At Oyu Tolgoi while the major underground project has been completed, we continue to invest in development capital to support the advancement of Panels 0, 2 North and 2 South as the mine continues to ramp up to an average of 500 thousand tonnes1 of copper per year.
•Cash flow: Operating cash flow improved significantly, reflecting the strong earnings and robust cash generation, including a higher dividend from Escondida. During H1, Oyu Tolgoi made a $443 million tax payment following the assessment issued by the Mongolian Tax
Authority relating to the 2021 and 2022 tax years, reserving its right to dispute the payment.
(refer to page 9). Despite this significant cash outflow, we delivered substantially stronger free cash flow and cash conversion.
1The 500 thousand tonne per annum copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the ASX dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target and those production profiles continue to apply and have not materially changed.
Page 14 Rio Tinto 2026 Form 6-K
Review of operations
•Production: 1% increase in H1, driven by a 31% YoY increase from Oyu Tolgoi largely offsetting lower production at Kennecott and Escondida. At Escondida lower concentrate production due to expected lower grade from mine sequencing was partially offset by higher refined copper production from improved leaching performance.
•Oyu Tolgoi: delivered higher production in H1 driven by the continued ramp-up of underground operations, higher grades and improved recoveries, despite the impact of planned concentrator maintenance.
◦During H1, the Government of Mongolia agreed to commence work on the Entrée licence transfer for Panel 1. While this process continues, mine development advanced with Panels 0 and 2 North followed by Panel 2 South. Panel 1 is expected to be the final panel brought into production. Mine plan options will continue to be assessed and optimised as appropriate.
•Kennecott: lower production in H1 reflecting reduced availability of high quality copper concentrate and mine sequencing adjustments associated with geotechnical management, together with the impact of planned concentrator maintenance and the temporary shutdown following the fatality in the first quarter.
◦Following a flash converting furnace breach in late June, the smelter will continue producing marketable copper matte. As a result, refined copper and gold production will be lower in H2, full year total production including copper contained in matte remains unchanged.
Page 15 Rio Tinto 2026 Form 6-K
Iron Ore

Six months ended 30 June	2026	2025	Change
Pilbara production (million tonnes — 100%)	162.3	153.5	6%
Pilbara shipments (million tonnes — 100%)	157.7	150.6	5%
Salt production (million tonnes — Rio Tinto share)¹	2.1	2.2	(4)%
IOC pellets and concentrates sales (million tonnes — 100%)	6.5	7.9	(19)%
Simandou sales (million tonnes — 100%)[1,2]	0.4	NA	NA

Segmental revenue (US$ millions)	14,027	13,478	4%
Average Pilbara iron ore realised price (US$ per dry metric tonne, FOB basis)[3]	92.6	90.5	2%
Average IOC pellets realised price (US$ per wet metric tonne, FOB basis)	125	130	(4)%
Underlying EBITDA (US$ millions)	6,769	6,861	(1)%
Net cash generated from operating activities (US$ millions)	5,186	4,776	9%
Rio Tinto share of capital investment (US$ millions)[4] - excludes Simandou project	2,139	1,595	34%
Free cash flow (US$ millions)[5]	2,980	3,125	(5)%
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result in the year-on-
year change. Financial information has been recast in accordance with the organisational restructure announced on 27 August 2025.
1.Dampier Salt is reported within Iron Ore, reflecting management responsibility. The Simandou iron ore project in Guinea reports to the Chief Safety & Technical Officer and financial information is reported outside the Reportable segments. It is therefore not included in the financial information presented, although an operational update is provided below for completeness.
2.There is a ~2-3 month lag between mine gate production and sales for railing, shipping to China and tertiary crushing
3.Assumes 8% moisture. Pilbara average realised price excludes the impact of certain joint venture arrangements. Including these, realised prices for H1 2026 would have been $1.1/wmt lower (H1 2025, $0.7/wmt).
4.Rio Tinto share of capital investment represents purchases of property, plant and equipment and intangible assets and funding provided by the group to equity accounted units for its share of investment, net of sales of property, plant and equipment and intangible assets and capital contributions received/due from non-controlling interests or third parties on an accruals basis. It excludes capital spend directly undertaken by the EAU. For further detail refer to page 58 of the APM section.
5.Free cash flow is defined as net cash generated from operating activities minus Rio Tinto share of capital investment and lease principal payments.
Financial performance
•Underlying EBITDA: Pilbara delivered a strong H1 financial performance, with underlying
EBITDA increasing 5% YoY to $7.0 billion (from $6.7 billion in H1 2025). The increase was driven by an improved realised price, reflecting a resilient iron ore market, and our highest first half iron ore shipments since we set a record in 2018. These gains helped to offset the stronger Australian dollar, inflation and elevated energy costs associated with the Middle
East conflict. Overall, underlying EBITDA for the Iron Ore product group was broadly flat YoY reflecting a reduced contribution from IOC and higher evaluation projects expenditure.
•Pilbara unit costs: increased by $0.7/t YoY to $25.0/t inclusive of inflation. This also reflected a $2.1/t headwind from the stronger Australian dollar and a $0.8/t impact from elevated diesel price, together with a higher work index. These headwinds were substantially offset by cost and volume benefits delivered through our ongoing productivity program that improved system resilience and availability, by increasing plan operating time, delivering higher volumes and displacing higher cost production.
•Capital investment: increased 34% YoY, reflecting continued investment in Pilbara projects.
Construction is advancing across the replacement mines at Brockman Syncline 1, Hope
Downs 2 and West Angelas, with first production on track for 2027 for all three. Scheduled upgrades to port infrastructure are also underway to improve system flexibility and prepare for Rhodes Ridge.
•Cash flow: Net cash generated from operating activities increased 9% to $5.2 billion with
EBITDA cash conversion improving to 77% (from 70% in H1 2025). This demonstrated strong operational delivery and disciplined working capital management despite the temporary built-up of inventory at Pilbara following the cyclone impact in Q1. Increased capital investment reduced free cash flow by 5% to $3.0 billion.
Page 16 Rio Tinto 2026 Form 6-K
•Pilbara pricing:

% of total shipments	H1 2026	H1 2025
Average index for the month	82%	80%
Quarterly lag	9%	10%
Quarterly average & others	9%	10%
FOB pricing	26%	26%
•Pilbara average prices:

	Units	H1 2026	H1 2025	% change YoY
Platts 61% index[1]	FOB, $/dmt	92.0	92.0	—%
Pilbara iron ore[2]	FOB, $/wmt	85.2	83.2	2%
Pilbara iron ore[3]	FOB, $/dmt	92.6	90.5	2%
1.H1 2025 is the monthly average Platts (CFR) index for 62% iron fines.
2.Pilbara average realised price excludes the impact of certain joint venture arrangements. Including these, realised prices for H1
2026 would have been $1.1/wmt lower (H1 2025, $0.7/wmt).
3.Assumes 8% moisture.
•Freight revenue: Segmental revenue for our Pilbara operations included freight revenue of
$1.3 billion (H1 2025: $0.8 billion).
Review of operations
•Pilbara: Production increased 6% to the highest first half since the record achieved in 2018.
The successful implementation of our ongoing productivity improvement program more than offset tropical cyclone impacts in Q1. Sales increased 4% underpinned by strong system performance and healthy stock levels, with around half of the 8 Mt of weather-related impacts in the first quarter expected to be recovered during the year. SP10 sales volumes declined by 65%, representing only 10% of total iron ore sales (29% in H1 2025) as we successfully implemented our product strategy.
•Iron Ore Company of Canada: H1 production was 22% lower than H1 2025. A multi-year program targeting pit and asset health is in implementation and is delivering early improvements, including a 14% quarter-on-quarter increase in total material movement in
Q2. We continue to monitor and evaluate the impact from recent forest fires in Canada.
•Simandou: Construction is progressing to plan with the SimFer mine and port ~77% and
85% complete, respectively. Commissioning of key infrastructure remains on track through
2026, supporting ramp-up towards full production rates. 2.2 Mt was shipped to China in H1, with sales of 0.4 Mt at an average grade of 65.8% Fe. At the end of June, there was 7.6 Mt of uncrushed ore at the mine, which contributes to 9.6 Mt across the entire system, including
Guinea port, on ships and in China ports.
•Portside business: Total iron ore sales in China at our portside were 5.5 Mt (16.3 Mt in H1
2025), of which 94% were either screened or blended in Chinese ports. The decrease in sales reflects lower SP10 shipments.
•Inventory levels at portside: 6.1 Mt at June, including 3.4 Mt of Pilbara product.
Page 17 Rio Tinto 2026 Form 6-K
Aluminium & Lithium

Six months ended 30 June	2026	2025	Change
Bauxite production ('000 tonnes — Rio Tinto share)	28,480	30,610	(7)%
Alumina production ('000 tonnes — Rio Tinto share)[1]	4,040	3,735	8%
Aluminium production ('000 tonnes — Rio Tinto share)	1,676	1,671	—%
Lithium carbonate equivalent (LCE) production ('000 tonnes — Rio Tinto share)[2]	27.3	17.8	53%

Segmental revenue (US$ millions)	9,969	8,061	24%
Underlying EBITDA (US$ millions)	3,311	2,398	38%
Net cash generated from operating activities (US$ millions)	2,156	1,777	21%
Rio Tinto share of capital investment (US$ millions)[3]	1,514	1,188	27%
Free cash flow (US$ millions)[4]	609	567	7%
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result in the year-on-
year change. Financial information has been recast in accordance with the organisational restructure announced on 27 August 2025.
1.QAL production now included on a 100% basis.
2.H1 2025 represents production since March following completion of the Arcadium acquisition.  Q1 2025 LCE production was 5.6kt
(6.5kt on a 100% basis); LCE shipments were 3.8kt  (5.0kt on a 100% basis).
3.Rio Tinto share of capital investment represents purchases of property, plant and equipment and intangible assets and funding provided by the group to equity accounted units for its share of investment, net of sales of property, plant and equipment and intangible assets and capital contributions received/due from non-controlling interests or third parties on an accruals basis. It excludes capital spend directly undertaken by the EAU. For further detail refer to page 58 of the APM section.
4.Free cash flow is defined as net cash generated from operating activities minus Rio Tinto share of capital investment and lease principal payments.
Aluminium & Lithium underlying EBITDA rose 38% to $3.3 billion, primarily driven by higher prices, productivity benefits and an uplift in lithium volumes, as outlined below.
Further detail of the financial and operating performance of the Aluminium & Lithium product group is set out below, including separate analysis for each of the key products within this operating segment.
Aluminium

Six months ended 30 June	2026	2025	Change
Segmental revenue (US$ millions)[1]	9,401	7,753	21%
Average realised aluminium price (US$ per tonne)	4,343	3,125	39%
Underlying EBITDA (US$ millions)	3,093	2,356	31%
Net cash generated from operating activities (US$ millions)	2,072	1,881	10%
Rio Tinto share of capital investment (US$ millions)[2]	887	756	17%
Free cash flow (US$ millions)[3]	1,159	1,106	5%
1.H1 2026 freight revenue for Bauxite business was $226 million (H1 2025: $234 million).
2.Rio Tinto share of capital investment represents purchases of property, plant and equipment and intangible assets and funding provided by the group to equity accounted units for its share of investment, net of sales of property, plant and equipment and intangible assets and capital contributions received/due from non-controlling interests or third parties on an accruals basis. It excludes capital spend directly undertaken by the EAU. For further detail refer to page 58 of the APM section.
3.Free cash flow is defined as net cash generated from operating activities minus Rio Tinto share of capital investment and lease principal payments.
Financial performance
•Underlying EBITDA:  strong H1 financial performance with underlying EBITDA increasing
31% to $3.1 billion. Earnings were underpinned by a tight aluminium market with a structural supply deficit driving higher LME prices and elevated regional market premiums offsetting the full impact of US tariff. Weaker bauxite prices partially offset these benefits. We continued to achieve strong aluminium production and recovered well in bauxite following
Q1 weather disruption. The productivity program delivered a further $130 million of benefits
Page 18 Rio Tinto 2026 Form 6-K
through sharpening contractor management at the smelters, optimising cast house mix and improving technical throughput, helping offset headwinds from inflation, higher energy and raw material costs and impact of a stronger Australian and Canadian dollar.
•Capital investment: increased by ~$100 million YoY driven by continued investments in the low-carbon AP60 aluminium smelter, with first production achieved in March as planned. We also continued investments at our Weipa Southern operations on Queensland's Cape York
Peninsula, Australia.
•Cash flow: our integrated aluminium business continued to demonstrate strong cash generation with net cash generated from operating activities increasing 10% to $2.1 billion.
Free cash flow improved 5% to $1.2 billion.
•Realised price:

$/tonne	H1 2026	H1 2025	H1 2026 vs H1 2025
Average realised prices including premiums for value- added products (VAP)	4,343	3,125	+39%
Average LME price	3,382	2,539	+33%
Average product premiums for VAP sales[1]	355	292	+22%
1 Our VAP sales were 41% of primary metal sold in H1 2026 (H1 2025: 46%).

	H1 2025	H2 2025	H1 2026
Total Rio Tinto Aluminium (RTA) shipments US destination, kt	723	630	585
Total RTA tariff cost, $m	321	709	773
Average Midwest premium duty paid[1], $/tonne	855	1,731	2,406
Average realised tariff costs - US destination, $/tonne	444	1,126	1,322
1 Midwest premium duty paid applies to approximately 40% of our total volumes in H1 2026 (55% in H1 2025).
Review of operations
•Bauxite: production recovered strongly in Q2 following significant weather disruptions in Q1, supported by maximising plant operating time at Weipa and higher plant utilisation at Gove.
Around half of the 0.9 mt production impact from the weather is expected to be recovered over the remainder of the year.
•Alumina: 8% YoY increase in production, with QAL now included at 100% (from 80% in
2025) partially offset by weather and reliability events at Yarwun and Vaudreuil. At Yarwun, we announced we will reduce production by 40% from October 2026 to extend its life until
2035 and allow time to explore further life-extension and modernisation options.
•Aluminium: production remained resilient in H1, with higher output from Kitimat, NZAS and
AP60 largely offsetting the planned closure of Arvida. Kitimat continued to ramp up to nameplate capacity as improved hydrological conditions supported higher hydro power output while NZAS operated at full capacity. The transition from Arvida to AP60 progressed to plan with the final potlines closed in June and AP60 continuing its ramp-up towards full capacity by the end of 2026.
Page 19 Rio Tinto 2026 Form 6-K
Lithium

Six months ended 30 June	2026	2025	Change
Segmental revenue (US$ millions)	568	308	84%
Average realised lithium carbonate equivalent price (US$ per tonne)[1]	18,960	15,580	22%
Underlying EBITDA (US$ millions)	218	42	419%
Net cash generated from operating activities (US$ millions)	84	(104)	NA
Rio Tinto share of capital investment (US$ millions)[2]	627	432	45%
Free cash flow (US$ millions)	(551)	(538)	(2)%
1.Realised lithium carbonate equivalent price is calculated as total lithium revenue divided by total lithium carbonate equivalent (LCE)
volume sold, and therefore represents a blended average across products and contracts rather than a spot or index reference. A portion of volumes is sold under longer term customer contracts, with realisations recognised on a lagged basis, so realised prices may not move in line with, or over the same period as, movements in the reference index price. Lithium results are consolidated from the date of acquisition of Arcadium Lithium (March 2025); accordingly, the H1 2025 comparative reflects the post-acquisition period only and excludes January and February 2025.
2.Rio Tinto share of capital investment represents purchases of property, plant and equipment and intangible assets and funding provided by the group to equity accounted units for its share of investment, net of sales of property, plant and equipment and intangible assets and capital contributions received/due from non-controlling interests or third parties on an accruals basis. It excludes capital spend directly undertaken by the EAU. For further detail refer to page 58 of the APM section.
Financial performance
•Underlying EBITDA: solid H1 with underlying EBITDA increasing more than fourfold to $0.2 billion, supported by a 22% rise in realised lithium prices and a 53% increase in volumes, benefiting from a full six months of Arcadium (vs four months in H1 2025).
•Capital investment: invested $0.6 billion as we continued the development of our growth projects, achieving first production at Fenix 1B and Sal de Vida ahead of schedule in Q2.
•Cash flow: Net operating cashflow reflected continued investment in working capital and the ramp-up of new operations. Capital investment associated with commissioning and developing our lithium growth projects resulted in free cash flow of negative $0.6 billion broadly in line with prior year as the business continued to invest in future production capacity.
Review of operations
•Lithium: delivered a strong H1 despite weather impacts in Q1. Development projects progress maintained strong momentum, with first production achieved ahead of plan at both
Fénix 1B and Sal de Vida as mentioned above. The Rincon starter plant continued to ramp up, as we focused on reactor stability.
Page 20 Rio Tinto 2026 Form 6-K
Capital projects

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Capital remaining to be spent from 1 July 2026	Status/Milestones
Copper
Project: Kennecott open pit extension
Location: Utah, United States
Ownership: Rio Tinto (100%)
Approval: 2019
To note: The project scope includes mine
stripping activities and some infrastructure
development, including tailings facility
expansion. The project will allow mining to
continue into a new area of the orebody
between 2026 and 2032.
	$1.8bn	$0.6bn	•Stripping will continue through 2027 with sustainable ore production from the second phase of the pushback expected to be reached in H2 2027.
Project: Kennecott North Rim Skarn
(NRS) underground development[1]
Location: Utah, United States
Ownership: Rio Tinto (100%)
Capacity: around 250 kt through to 2033[2]
Approval: June 2023
First production: Achieved Q4 2025
To note: Original approval for $0.5bn with
a further $0.1bn approved in December
2024 for additional infrastructure and
geotechnical controls.
	$0.6bn	$0.3bn
•Underground production was impacted by the
safety stand-down, geotechnical remediation
following a rockfall and maintenance constraints.
This resulted in lower development and ore
movement than planned in Q2.

Iron ore
Project: Brockman (Brockman Syncline 1)
Location: WA, Australia
Ownership: 100%
Capacity: 34 Mtpa
Approval: March 2025
Planned first production: 2027
To note: The project is to extend the life
of the Brockman regions in WA.
	$1.8bn	$0.8bn	•Bulk earthworks progressed, with critical path items advancing and key areas handed over to the structural/mechanical construction contractor. •First production remains on track for 2027.
Project: Hope Downs 2 (incl. Bedded
Hilltop)
Location: WA, Australia
Ownership: Rio Tinto (50%) and Hancock
Prospecting (50%)
Capacity: 31 Mtpa
Approval: June 2025
Planned first production: 2027
To note: The project is to extend the life
of the Hope Downs 1 operation in WA.
	$0.8bn (Rio Tinto share)	$0.2bn (Rio Tinto share)
•Achieved first ore from Hope Downs 2 in February
2026 via road train, ahead of schedule.
•Construction remains ahead of plan, with strong
progress across civil works, haul roads and non-
process infrastructure.
•Key infrastructure nearing completion (due in July
2026), including Hope Downs 2 Satellite Facility.
•First production from haulage remains on track for
2027.

Project: West Angelas Sustaining
Location: WA, Australia
Ownership: Rio Tinto (53%), Mitsui Iron
Ore (33%) and Nippon Steel (14%)
Capacity: 35 Mtpa
Approval: October 2025
Planned first production: 2027
To note: The project is to extend the life
of the West Angelas hub in WA.
	$0.4bn (Rio Tinto share)	$0.3bn (Rio Tinto share)	•Construction activities progressed in line with plan. •First production remains on track for 2027.
Page 21 Rio Tinto 2026 Form 6-K

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Capital remaining to be spent from 1 July 2026	Status/Milestones
Iron ore
Project: Simandou
Location: Guinea, Africa
SimFer mine ownership: SimFer (85%),
Government of Guinea (GoG) (15%)
SimFer mine capacity: 60 Mtpa[3] (27
Mtpa RT share)
Approval: July 2024
Start date: first shipment in December
2025
To note: Investment in the Simandou
high-grade iron ore project in Guinea in
partnership with CIOH, a Chinalco-led
consortium (the SimFer joint venture) and
co-development of the rail and port
infrastructure with Winning Consortium
Simandou[4] (WCS), Baowu and the
Republic of Guinea (the partners) for the
export of up to 120 Mtpa of iron ore mined
by SimFer's and WCS's respective mining
concessions[5]. The SimFer joint venture
will develop, own and operate a 60 Mtpa[3]
mine in blocks 3 & 4. WCS will construct
the project's ~536 kilometre shared dual
track main line, a 16 kilometre spur
connecting its mine to the mainline as well
as the WCS barge port, while SimFer will
construct the ~70 kilometre spur line,
connecting its mining concession to the
main rail line, and the transhipment vessel
(TSV) port.
	$6.2bn (Rio Tinto share)	$1.7 bn (Rio Tinto share)
•Ore continues being railed from the SimFer mine
to the main rail line via the SimFer rail spur and
shipped through the WCS port while construction
of the SimFer port is finalised. Commissioning of
common rail infrastructure completed in Q1 2026.
Commissioning of key infrastructure remains
targeted through 2026, supporting ramp up toward
full production rates during H2 2028.
•Non-managed infrastructure – our partners
confirm that construction is progressing well and is
on track.
•SimFer mine is progressing to plan, with ~77%
completed - bulk earthworks and permanent
facilities construction continue, with critical
systems nearing completion and first ore through
the primary crusher expected in Q4 2026, aligned
with plan.
•SimFer rail infrastructure sees an expanding
locomotive fleet supporting ramp-up of operations.
•SimFer port and marine infrastructure continue to
progress to plan, with 85% completed - fabrication
and assembly of trans-shipment vessels
advancing and commissioning activities building
toward operational readiness. SimFer port
commissioning is expected in Q1 2027.
•Workforce across all the SimFer scope of mine,
rail and port is 19,460 with 76% Guinean
participation.

Aluminium
Project: Low-carbon AP60 aluminium
smelter
Location: Quebec, Canada
Ownership: Rio Tinto (100%)
Capacity: Project will add 96 new AP60
pots, increasing AP60 capacity by 160,000
tonnes of primary aluminium per annum
Approval: June 2023
Start date: First hot metal achieved in
March 2026.
To note: The investment includes up to
$113 million of financial support from the
Quebec government. This new capacity is
expected to be in addition to 30,000
tonnes of new recycling capacity at Arvida,
which has been rescheduled to open in
Q4 2026.
	$1.5bn	$0.15bn
•First hot metal achieved in March 2026.
•Commissioning commenced in May 2026, with
system handovers continuing through staged
verification to support the plant commissioning.
•Construction progressing toward completion, with
works largely concentrated in remaining
brownfield and replacement areas, overall
progress (~97%) nearing finalisation.
•The smelter ramp up will continue throughout
2026.

Lithium
Project: Rincon expansion
Location: Salta province, Argentina
Ownership: Rio Tinto (100%)
Capacity: 60ktpa (battery grade lithium
carbonate)
Approval: December 2024
Planned first production: 2028 with
three-year ramp-up to full capacity
To note: Project consists of the 3ktpa
starter plant and 57ktpa expansion
program. The mine is expected to have a
40-year[6] life and operate in the first
quartile of the cost curve.
	$2.5bn	$1.9bn
•Construction of full scale plant is progressing
across key areas, including camp, utilities and
pipelines, with works advancing toward planned
development milestones.
•The project remains in early execution, with initial
construction focused on site establishment,
enabling works and supporting infrastructure for
future expansion.

Page 22 Rio Tinto 2026 Form 6-K

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Capital remaining to be spent from 1 July 2026	Status/Milestones
Lithium
Project: Fénix expansion (1B)
Location: Catamarca province, Argentina
Ownership: Rio Tinto (100%)
Capacity: 10ktpa LCE (battery grade
lithium carbonate)
First production: achieved in Q2 2026
To note: product is carbonate, chloride
	$0.7bn	$0.1bn	•First production achieved in Q2, ahead of plan. •Plant remains in commissioning phase.
Project: Sal de Vida Location: Catamarca province, Argentina Ownership: Rio Tinto (100%) Capacity: 15ktpa LCE First production: achieved in Q2 2026 To note: product is carbonate	$0.7bn	$0.1bn	•First production achieved in Q2, ahead of plan. •Plant remains in commissioning phase.
Project: Nemaska Lithium
Location: Quebec, Canada
Ownership: Following the respective
equity investments made by Rio Tinto and
the Government of Québec, through
Investissement Québec, in Nemaska
Lithium since March 2025, Rio Tinto now
holds a 53.9% stake in Nemaska Lithium,
while the Government of Québec holds
46.1% of the company.
Capacity: 28ktpa LCE (100%)
First production: planned in 2028
To note: product is integrated lithium
hydroxide.
	$1.1bn (Rio Tinto share)	$0.3bn (Rio Tinto share)
•Following the in-depth review of the Bécancour
project, a decision to slow the pace of construction
during 2026 was made in Q1.
•Some activities at the Bécancour site continue
(asset preservation, maintaining site integrity)
during the optimisation period, while others have
been paused or deferred, with a temporary
reduction in contractor workforce levels.
•We remain committed to the Bécancour project.
Engineering for the Bécancour facility has been
completed and construction is now more than 70%
advanced.
•Whabouchi and Galaxy mines: we are continuing
a strategic business and capital discipline review
with our partners in Canada to decide which of the
two mines we will develop. We now expect to
make a decision in H2 2026 (previously H1), to
ensure an integrated solution for spodumene
supply to Bécancour is available by 2028.

1.The NRS Mineral Resources and Ore Reserves, together with the Lower Commercial Skarn (LCS) Mineral Resources and Ore
Reserves, form the Underground Skarns Mineral Resources and Ore Reserves.
2.The 250 thousand tonne copper production target for the Kennecott underground mines over the years 2023 to 2033 was previously reported in a release to the Australian Securities Exchange (ASX) dated 20 June 2023 "Rio Tinto invests to strengthen copper supply in US”. All material assumptions underpinning that production target continue to apply and have not materially changed.
3.The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange (ASX) dated 6 December 2023 titled “Investor
Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.
4.Rio Tinto SimFer UK Limited (which is wholly owned by the Group) holds a 53% interest in SimFer Jersey Limited (SimFer Jersey)
which in turn, has an 85% interest in SimFer S.A., the company that will carry out the Simandou mining operations in Guinea. The group consolidates the entities that are developing the SimFer scope of rail and port infrastructure and the transhipment vessels.
Rio Tinto’s share of funding this construction is 53%. The WCS Rail and WCS Port businesses are accounted for under the equity method with SimFer Jersey funding 34% of the construction. Once constructed all rail and port infrastructure assets will be transferred to La Compagnie du Transguinéen S.A., a company in which SimFer Jersey has a 42.5% shareholding.
5.WCS holds the mining concession for Blocks 1 & 2, while SimFer holds the mining concession for Blocks 3 & 4. SimFer and WCS will independently develop their mines.
6.The production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1”.
Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput. Capacity of 60 ktpa is comprised of 3 ktpa starter plant,
50 ktpa full scale plant and 7 ktpa additional optimisation.
Page 23 Rio Tinto 2026 Form 6-K
Future options

Project	Status
Copper: Resolution
Location: Arizona, US Ownership: Rio Tinto (55%), BHP (45%) To note: proposed underground copper mine in the Copper Triangle, in Arizona.
•Following completion of the congressionally mandated land
exchange in March, project development continued to
advance permitting, enabling works, data gathering and
technical studies.
•Commenced initial underground development, including
expansion of the existing mining station at ~6,800 feet below ground, representing an important step toward future access
to the orebody.
•Commenced surface drilling in newly accessible areas
following the land exchange, with underground drilling
scheduled to commence in Q3 to support further resource
definition and geological data collection.
•Progressed key land exchange commitments, including
mitigation, monitoring and engagement measures and
ongoing collaboration with Native American Tribes, local
communities and regulators. A long-term water agreement
with the Town of Superior was approved including a
commitment of more than $20 million to help protect and
enhance the community’s water future.

Copper: Winu
Location: WA, Australia
Ownership: Rio Tinto (70%), Sumitomo Metal Mining (SMM) (30%)
To note: In late 2017, we discovered copper-gold mineralisation at the Winu project (Paterson Province in Western Australia). In 2021, we reported our first Indicated Mineral Resource. The pathway remains subject to regulatory and other required approvals. Project
Agreement negotiations with Nyangumarta and the Martu Traditional
Owner Groups remain our priority.

•The feasibility study is progressing and is on track for
completion around the end of 2026.
•Engagement with the Western Australia EPA is ongoing to
finalise the Environmental Review Document for publication.
•The project is focused on concluding agreements with the
Nyangumarta and Martu Traditional Owner groups during
2026.
•The project is progressing towards declaring an Ore Reserve, contingent on the completion and validation of all relevant
modifying factors.

Copper: La Granja
Location: Cajamarca, Peru
Ownership: Rio Tinto (45%), First Quantum Minerals (55%)
To note: In August 2023, we completed a transaction to form a joint venture with First Quantum Minerals (FQM) that will work to unlock the development of the La Granja project, one of the largest undeveloped copper deposits in the world, with potential to be a large, long-life operation. FQM acquired its stake for $105m. It will invest up to a further $546m into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development.

•An updated technical report was published by the operator,
First Quantum, in May 2026 outlining a materially updated
Mineral Resource estimate[1]. The project now hosts 4.8Bt @
0.48% Cu Measured & Indicated for 23.0Mt contained copper,
plus 5.2Bt @ 0.40% Cu Inferred for another 20.7Mt Cu.
•Further project development is focused on advancing the
permitting process. Key priorities include the progression of baseline environmental and social studies, continued
stakeholder engagement, and preparation for the Detailed
Environmental Impact Assessment, which is scheduled to
commence in 2026.

Page 24 Rio Tinto 2026 Form 6-K

Project	Status
Iron Ore: Rhodes Ridge
Location: WA, Australia
Ownership: Rio Tinto (50%), Mitsui & Co. (40%), AMB Holdings Pty
Ltd (10%)[2]
Capacity: 40 to 50 Mtpa
First ore: end of decade
To note: The Rhodes Ridge Joint Venture has approved a feasibility study to progress development of the first phase of the Rhodes
Ridge project. The feasibility study will assess development of an operation with initial annual production capacity of 40 to 50 Mtpa.
This study commenced in Q1 2026 as planned, and is expected to conclude in 2029. The development will use Rio Tinto’s rail, port and power infrastructure.
Following completion of the pre-feasibility study and with the environmental referral planned, we aim to progress toward reporting an initial Ore Reserve for Rhodes Ridge in 2026, contingent on continued review of all relevant modifying factors.
•The feasibility study remains on track to be completed in 2029 subject to relevant approvals.
Aluminium: Arctial partnership
Location: Finland
To note: Partnership agreement formed in 2025 with the Swedish investment company Vargas, Mitsubishi Corporation and other
international and local industry partners to study a low carbon aluminium greenfield opportunity in Finland. As the strategic industrial partner, Rio Tinto will provide the Arctial partnership with access to its proven industry-leading AP60 technology and assist in what would be the first AP60 deployment in an aluminium smelter outside Quebec, Canada.

•The EIA was submitted in May 2026 and public hearings have
commenced. Upon completion of the pre-feasibility study, the
JV partners have decided to proceed with more detailed
technical, commercial and financial planning.

Bauxite: Kangwinan
Location: Queensland, Australia
To note: Proposed expansion to increase annual bauxite production capacity from Rio Tinto’s Weipa Southern operations, by up to 20 million tonnes, in addition to the current 23 million tonnes, and expand export capacity through the Amrun port. This would largely replace the tonnages lost when Gove and Andoom come to the end of their mine lives. Early works commenced in May 2025, with first production targeted as early as 2029.
•Continuing to progress through studies, approvals and early works. Final investment decision targeted around the end of 2026.
Lithium
Location: Argentina	•Developing the blueprint in 2026 for two future hubs, targeting $30/kg capital intensity with a 30-month timeline for development and <$5/kg C1 operating costs.
Location: Atacama region, Chile
To note:
•Binding agreement to form a joint venture (JV) with Codelco to develop and operate the high-grade Salar de Maricunga
project.
•Binding agreement with ENAMI to form a JV to develop the
Salares Altoandinos project.

•Expected agreement closure now expected in late 2026 / early
2027 (for both Maricunga and Altoandinos), subject to receipt of all applicable regulatory approvals and satisfaction of other customary closing conditions.

1.The La Granja Mineral Resource estimate is sourced from First Quantum Minerals Ltd. Quote from the First Quantum release:
“the Report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI
43-101”) with an effective date of December 31, 2025.”
2.Mitsui holds its 40% interest through an entity named SPC Blue Pty Ltd and AMB holds its 10% interest through Rhodes Ridge
Mining (No 1) Pty Ltd, a wholly owned subsidiary of Wright Prospecting Pty Ltd, that is managed and controlled by AMB.
Page 25 Rio Tinto 2026 Form 6-K
DIRECTORS’ REPORT
for the half year ended 30 June 2026
Review of operations and important events
A detailed review of the Group's operations, the results of those operations during the half year ended 30 June 2026 and likely future developments are given on pages 2 to 24. Important events that have occurred during the period and up until the date of this report are set out below.
Financial
On 26 March 2026, we published our 2025 Taxes and Royalties Paid Report. Rio Tinto paid
US$9.9 billion of taxes and royalties and a further US$1.9 billion on behalf of its employees during
2025.
On 27 May 2026, we published our report on payments to governments made by Rio Tinto and its subsidiary undertakings for the year ended 31 December 2025 as required under the UK's Report on Payments to Governments Regulations 2014 (as amended in December 2015).
Operations
On 9 January 2026, we announced that we had been engaging in preliminary discussions with
Glencore plc about a possible combination with some, or all, of their businesses.
On 5 February 2026, we announced that we were no longer considering a possible merger, or other business combination, with Glencore plc, as Rio Tinto had determined that it could not reach an agreement that would deliver value to its shareholders
On 25 March 2026, we announced that Rio Tinto, the Queensland Government and the
Commonwealth Government had struck a landmark partnership to secure a long-term future for the Boyne aluminium smelter at Gladstone and ensure it remains internationally cost-competitive beyond its current power contract.
People
On 14 May 2026, we announced that Trudi Charles would succeed Isabelle Deschamps as Chief
Legal Officer, Governance & Corporate Affairs.
Rio Tinto 2025 Annual General Meetings (AGMs)
The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held contemporaneously on 6 May 2026.
Risk factors
The risks that could materially impact our ability to deliver on our strategic priorities are set out on pages 91 to 99 of the Annual Report on Form 20-F 2025 for the financial year ended 31 December
2025 (the "2025 Form 20-F") filed with the SEC. These remain broadly consistent with the risks faced by the Group at the end of the first half of 2026.
Dominic Barton
Chair
29 July 2026
Page 26 Rio Tinto 2026 Form 6-K
Rio Tinto Group
Unaudited Condensed Consolidated Interim Financial Statements for the
six months ended 30 June 2026
Page 27 Rio Tinto 2026 Form 6-K
Consolidated income statement

Six months ended 30 June	Note	2026 US$m	2025 US$m
Consolidated operations
Consolidated sales revenue	3,4	31,028	26,873
Net operating costs (excluding items disclosed separately)		(21,431)	(19,450)
Net impairment charges	5	—	(122)
Gains on disposal of interests in business		19	—
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects)		(456)	(330)
Operating profit		9,160	6,971
Share of profit after tax of equity accounted units		1,114	717
Profit before finance items and taxation		10,274	7,688
Finance items
Net exchange losses on external net debt and intragroup balances		(287)	(294)
Gains on derivatives not qualifying for hedge accounting		6	23
Finance income		193	248
Finance costs		(429)	(544)
Amortisation of discount on provisions		(444)	(384)
		(961)	(951)
Profit before taxation		9,313	6,737
Taxation	6	(2,119)	(2,201)
Profit after tax for the period		7,194	4,536
– attributable to owners of Rio Tinto (net earnings)		6,664	4,528
– attributable to non-controlling interests		530	8

Basic earnings per share		409.9c	278.8c
Diluted earnings per share		406.3c	276.5c
The notes on pages 33 to 50 are an integral part of these unaudited condensed consolidated interim financial statements.
Page 28 Rio Tinto 2026 Form 6-K
Consolidated statement of comprehensive income

Six months ended 30 June	2026 US$m	2025 US$m
Profit after tax for the period	7,194	4,536

Other comprehensive income
Items that will not be reclassified to the income statement:
Remeasurement gains on pension and post-retirement healthcare plans	73	62
Changes in the fair value of equity investments held at fair value through other comprehensive income (FVOCI)	34	14
Tax relating to these components of other comprehensive income	(18)	(14)
Share of other comprehensive (losses)/gains of equity accounted units, net of tax	(4)	1
	85	63

Items that have been/may be subsequently reclassified to the income statement:
Currency translation adjustment(a)	384	2,068
Fair value movements:
– Cash flow hedge gains	149	73
– Cash flow hedge losses/(gains) transferred to the income statement	49	(115)
Net change in costs of hedging reserve	2	2
Tax relating to these components of other comprehensive income	(54)	12
Share of other comprehensive (loss)/income of equity accounted units, net of tax	(18)	32
	512	2,072
Total other comprehensive income for the period, net of tax	597	2,135
Total comprehensive income for the period	7,791	6,671
– attributable to owners of Rio Tinto	7,249	6,543
– attributable to non-controlling interests	542	128
(a)Excludes a currency translation gain of US$89 million (2025: gain of US$153 million) arising on Rio Tinto Limited’s share capital for the six months ended 30 June 2026, which is recognised in the consolidated statement of changes in equity. Refer to the consolidated statement of changes in equity on page 31.
Page 29 Rio Tinto 2026 Form 6-K
Consolidated cash flow statement

Six months ended 30 June	Note	2026 US$m	2025 US$m
Cash flows from consolidated operations(a)		11,011	8,917
Dividends from equity accounted units		890	440
Cash flows from operations		11,901	9,357
Net interest paid		(525)	(327)
Dividends paid to holders of non-controlling interests in subsidiaries		(7)	(53)
Tax paid		(2,196)	(2,053)
Net cash generated from operating activities		9,173	6,924
Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets(b)		(5,947)	(4,734)
Sales of property, plant and equipment and intangible assets		207	7
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired		(5)	(6,022)
Purchases of financial assets		(175)	(26)
Sales of financial assets		509	118
Net funding of equity accounted units(b)		(56)	(378)
Other investing cash flows		17	(187)
Net cash used in investing activities		(5,450)	(11,222)
Cash flows before financing activities		3,723	(4,298)
Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto		(4,211)	(3,762)
Proceeds from additional borrowings, net of issue costs(c)		431	15,952
Repayment of borrowings and associated derivatives		(688)	(8,021)
Lease principal payments		(302)	(235)
Proceeds from issue of equity to non-controlling interests(b)		1,092	786
Other financing cash flows		27	—
Net cash (used in)/from financing activities		(3,651)	4,720
Effects of exchange rates on cash and cash equivalents		(24)	107
Net increase in cash and cash equivalents		48	529
Opening cash and cash equivalents less overdrafts		8,865	8,484
Closing cash and cash equivalents less overdrafts	8	8,913	9,013

(a) Cash flows from consolidated operations		2026 US$m	2025 US$m
Profit after tax for the period		7,194	4,536
Adjustments for:
– Taxation	6	2,119	2,201
– Finance items		961	951
– Share of profit after tax of equity accounted units		(1,114)	(717)
– Gains on disposal of interests in business		(19)	—
– Net impairment charges	5	—	122
– Depreciation and amortisation		3,613	2,958
– Provisions (including exchange differences on provisions)		956	341
Utilisation of other provisions		(43)	(150)
Utilisation of provisions for close-down and restoration	9	(477)	(422)
Utilisation of provisions for post-retirement benefits and other employment costs		(183)	(87)
Change in inventories		(840)	(250)
Change in receivables and other assets		(143)	(81)
Change in trade and other payables		(661)	(299)
Other items		(352)	(186)
		11,011	8,917

b	(b)
In 2026, our net cash outflow in relation to the Simandou iron ore project, excluding cash generated from operating activities, was
US$219 million (30 June 2025: US$486 million). This includes cash outflows of US$1,117 million (30 June 2025: US$822 million)
for purchases of property, plant and equipment and cash inflows of US$898 million from Chalco Iron Ore Holdings Ltd (CIOH) for cash calls by SimFer Jersey Limited (30 June 2025: US$667 million). In the prior period, cash outflows also included US$331 million as net funding of equity accounted units for the funding of shared infrastructure in the WCS Rail and Port Holding Entities.

c	(c)
In 2026, we drew down US$175 million of the US$1,175 million Rincon funding facility, with proceeds recorded net of transaction costs. In
2025, we drew down on our US$7 billion bridge loan facility to fund the acquisition of Arcadium Lithium plc. The facility was subsequently repaid on 19 March 2025 following our US$9 billion bond issuance of fixed and floating rate SEC-registered debt securities on 14 March
2025. Refer to note 10 for further details.

Page 30 Rio Tinto 2026 Form 6-K
Consolidated balance sheet

As at	Note	30 June 2026 US$m	31 December 2025 US$m
Non-current assets
Goodwill		2,964	2,949
Intangible assets		5,132	5,227
Property, plant and equipment		88,031	84,310
Investments in equity accounted units		6,273	5,881
Inventories		324	338
Deferred tax assets		4,540	4,288
Receivables and other assets		2,401	1,841
Other financial assets		1,707	1,699
		111,372	106,533
Current assets
Inventories		7,733	6,968
Receivables and other assets		4,663	4,996
Tax recoverable		225	159
Other financial assets		594	574
Cash and cash equivalents	8	8,913	8,872
		22,128	21,569
Total assets		133,500	128,102

Current liabilities
Borrowings		(1,228)	(733)
Leases		(502)	(524)
Other financial liabilities		(401)	(249)
Trade and other payables		(9,706)	(10,133)
Tax payable		(701)	(587)
Close-down, restoration and environmental provisions	9	(1,215)	(1,128)
Provisions for post-retirement benefits and other employment costs		(472)	(473)
Other provisions		(1,317)	(1,103)
		(15,542)	(14,930)
Non-current liabilities
Borrowings		(20,186)	(21,198)
Leases		(936)	(1,062)
Other financial liabilities		(550)	(555)
Trade and other payables		(955)	(982)
Tax payable		(38)	(39)
Deferred tax liabilities		(4,357)	(4,094)
Close-down, restoration and environmental provisions	9	(17,667)	(16,703)
Provisions for post-retirement benefits and other employment costs		(1,104)	(1,142)
Other provisions		(465)	(373)
		(46,258)	(46,148)
Total liabilities		(61,800)	(61,078)
Net assets		71,700	67,024

Capital and reserves
Share capital(a)
– Rio Tinto plc		207	207
– Rio Tinto Limited		3,387	3,298
Share premium account		4,331	4,329
Other reserves		8,249	7,788
Retained earnings		49,287	46,581
Equity attributable to owners of Rio Tinto		65,461	62,203
Attributable to non-controlling interests		6,239	4,821
Total equity		71,700	67,024
(a)At 30 June 2026, Rio Tinto plc had 1,255.0 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 371.8 million shares in issue and held by the public. There were no cross holdings of shares between Rio Tinto Limited and Rio Tinto plc in either period presented.
Page 31 Rio Tinto 2026 Form 6-K
Consolidated statement of changes in equity

Six months ended 30 June 2026	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium account US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	3,505	4,329	7,788	46,581	62,203	4,821	67,024
Total comprehensive income for the period(a)	—	—	535	6,714	7,249	542	7,791
Currency translation arising on Rio Tinto Limited's share capital	89	—	—	—	89	—	89
Dividends(b)	—	—	—	(4,211)	(4,211)	(186)	(4,397)
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees(c)	—	—	(35)	(40)	(75)	—	(75)
Change in equity interest held by Rio Tinto	—	—	—	27	27	(30)	(3)
Treasury shares reissued and other movements	—	2	(47)	75	30	—	30
Equity issued to holders of non-controlling interests(d)	—	—	—	—	—	1,092	1,092
Employee share awards charged to the income statement	—	—	67	82	149	—	149
Transfer of cumulative fair value gains on FVOCI equity investments to retained earnings upon disposal(e)	—	—	(59)	59	—	—	—
Closing balance	3,594	4,331	8,249	49,287	65,461	6,239	71,700

Six months ended 30 June 2025	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium account US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	3,267	4,326	5,114	42,539	55,246	2,719	57,965
Total comprehensive income for the period(a)	—	—	1,967	4,576	6,543	128	6,671
Currency translation arising on Rio Tinto Limited's share capital	153	—	—	—	153	—	153
Dividends(b)	—	—	—	(3,762)	(3,762)	(194)	(3,956)
Newly consolidated operations	—	—	—	—	—	321	321
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees(c)	—	—	(43)	(26)	(69)	—	(69)
Change in equity interest held by Rio Tinto	—	—	—	(3)	(3)	3	—
Treasury shares reissued and other movements	—	2	—	—	2	—	2
Equity issued to holders of non-controlling interests(d)	—	—	—	—	—	787	787
Employee share awards charged to the income statement	—	—	40	53	93	—	93
Closing balance	3,420	4,328	7,078	43,377	58,203	3,764	61,967
Page 32 Rio Tinto 2026 Form 6-K
Consolidated statement of changes in equity (continued)
(a)Refer to the Consolidated statement of comprehensive income for further details. Adjustments to other reserves include currency translation attributable to owners of Rio Tinto, other than that arising on Rio Tinto Limited’s share capital.
(b)Dividends per share announced or paid during the period are summarised below:

Six months ended 30 June	2026 US cents	2025 US cents
Dividends per share: Ordinary - paid during the period	254.0	225.0
Ordinary dividends per share: announced with the results for the period	211.0	148.0
(c)Net of contributions received from employees for share awards.
(d)Refer to the consolidated cash flow statement for further details.
(e)During the period ended 30 June 2026, the Group disposed of certain investments that were designated as an equity investment at FVOCI. On disposal, the cumulative gains recognised in the FVOCI reserve were transferred directly to retained earnings. In accordance with IFRS 9, no gains or losses have been recognised in the Consolidated income statement in relation to these investments.
Page 33 Rio Tinto 2026 Form 6-K
Selected explanatory notes to the interim financial statements

1.Basis of preparation
The unaudited condensed consolidated interim financial statements included in this report have been prepared in accordance with International Accounting Standards (IAS) 34 "Interim Financial
Reporting" as issued by the International Accounting Standards Board (IASB).
These unaudited condensed consolidated interim financial statements do not include all of the information required for a full annual financial report and are to be read in conjunction with the
Group’s annual financial statements for the year ended 31 December 2025.
The 2025 annual financial statements were prepared on a going concern basis in accordance with
International Financial Reporting Standards (IFRS Accounting Standards) as issued by the IASB and interpretations issued from time to time by the IFRS Interpretations Committee (IFRS IC)
which were mandatory at 31 December 2025.
The above accounting standards and interpretations are collectively referred to as 'IFRS' in this report and contain the principles we use to create our accounting policies. Where necessary, adjustments are made to the locally reported assets, liabilities, and results of subsidiaries, joint arrangements and associates to bring their accounting policies in line with ours for consistent reporting.
Going concern
Management has prepared detailed cash flow forecasts for the next 18 months and has updated life-of-mine plan models with longer-term cash flow projections. These forecasts demonstrate that the Group has sufficient cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due. As such, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information.
Page 34 Rio Tinto 2026 Form 6-K
2.Changes in accounting policies
The unaudited condensed consolidated interim financial statements have been prepared on the basis of accounting policies, methods of computation and presentation consistent with those applied in the financial statements for the year ended 31 December 2025, except for the accounting requirements set out below, effective as at 1 January 2026.
New standards and amendments applicable for the current period
Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 "Financial
Instruments" and IFRS 7 "Financial Instruments: Disclosures")
We adopted amendments to IFRS 9 and IFRS 7 which help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. The amendments include: clarifying the application of the “own-use” requirements, permitting hedge accounting if these contracts are used as hedging instruments; and adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. The amendments do not have a material impact on the Group.
Classification and Measurement of Financial Instruments (Amendments to IFRS 9
"Financial Instruments" and IFRS 7 "Financial Instruments: Disclosures")
We adopted the amendments to IFRS 9 and IFRS 7 which clarify the timing of recognition and derecognition of financial assets and financial liabilities and introduced a derecognition exception for financial liabilities settled using an electronic payment system. The amendments also introduced additional disclosures for investments in equity instruments designated at fair value through other comprehensive income ( FVOCI) and financial instruments not measured at fair value through profit and loss (FVTPL) with certain contingent features. The amendments do not have a material impact on the Group.
Annual Improvements to IFRS Accounting Standards (Amendments to IAS 7 “Statement of
Cash Flows” and IFRS 10 “Consolidated Financial Statements”
In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. We adopted the amendments, which include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of
International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10
Consolidated Financial Statements and IAS 7 Statements of Cash Flows. The amendments do not have a material impact on the Group.
Page 35 Rio Tinto 2026 Form 6-K
2.Changes in accounting policies (continued)
New standards or amendments issued but not yet effective
During the six months ended 30 June 2026, we have not early adopted any amendments, standards or interpretations that have been issued but are not yet effective.
IFRS 18 “Presentation and Disclosure in Financial Statements” is effective for annual reporting periods beginning on or after from 1 January 2027 and will replace IAS 1 “Presentation of Financial Statements”. It sets out new requirements for the presentation of financial statements and for disclosures in the notes in response to investor demands for better information about an entity’s financial performance. We have not early adopted the new standard, which was endorsed by the UK Endorsement Board on 10 December 2025.
IFRS 18 requires entities to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories, depending on the main business activities, with consequential amendments introduced to the cash flow statement. Management-defined performance measures (MPMs), which are subtotals of income and expenses not specified by IFRS Accounting Standards and used in public communications, must be disclosed in a single note within the financial statements.
The standard also provides enhanced guidance on the grouping (aggregation and disaggregation), description and location of information for better clarity.
Based on analysis to date, we expect that the adoption of IFRS 18 will change the current structure of the consolidated income statement, and how the operating profit is calculated. Under
IFRS 18, net interest related to pension and healthcare benefits currently included within operating profit will be reclassified to the financing category. Other adjustments include reclassifying interest income from receivables to the operating category rather than financing items, and transferring sub-lease income currently included within operating profit to the investing category. Finance income and foreign exchange gains or losses on bank balances currently included within financing items will move to the investing category.
Within the statement of cash flows, dividends received from equity-accounted units and interest received will be presented as investing activities, while dividends paid to holders of non-controlling interests and interest paid will be classified as financing activities.
In addition, we are assessing the grouping of items on the basis of similar and dissimilar characteristics in the financial statements. Based on the assessment to date, we expect further disaggregation of net operating costs in the consolidated income statement.
APMs that meet the criteria for MPMs under the new standard include underlying EBITDA, underlying earnings, and calculated earnings for underlying 'return on capital employed' (ROCE)
(the numerator in underlying ROCE).
We continue to advance with assessing the impact of adopting the new standard and to monitor guidance on judgmental areas including the classification of foreign exchange differences arising from intragroup balances. The actual impacts of adopting the new standard on 1 January 2027 may change to those identified above as we finalise the assessments and implement changes to processes and controls.
IFRS 19 "Subsidiaries without Public Accountability: Disclosures" is a new accounting standard that allows eligible subsidiaries to apply IFRS accounting standards with reduced disclosure requirements, effective from 1 January 2027. It does not have any impact on our consolidated financial statements.
Page 36 Rio Tinto 2026 Form 6-K
3.Segmental information
Our reportable segmental structure is principally based on product groups (PG) - which we have determined to be our operating segments - whose leaders, together with global support functions leaders, make up the Executive Committee. The Executive Committee members each report directly to our Chief Executive who is the chief operating decision maker (CODM) and is responsible for allocating resources and assessing performance of the operating segments. The
CODM’s primary measure of performance is underlying EBITDA (as defined on page 38).
Our reportable segments are as follows.

Reportable segment	Principal activities
Aluminium & Lithium	Bauxite mining; alumina refining; aluminium smelting and recycling; mining and processing of lithium.
Copper	Mining and refining of copper, gold, silver, molybdenum, other by-products and exploration activities.
Iron Ore	Iron ore mining and salt production in Western Australia; iron concentrate and pellets from the Iron Ore Company of Canada.
During the period, Management responsibility of the closed Gove Refinery moved from the
Group's central closure team (forms part of "Other operations", outside of reportable segments) to the Aluminium and Lithium product group.
In the second half of 2025, the Group’s reportable segments were updated to reflect the organisational restructure announced on 27 August 2025 which simplified our product group structure to 3 businesses: Aluminium & Lithium, Copper and Iron Ore. The unified Iron Ore portfolio integrated Rio Tinto’s Western Australian Iron Ore operations with the Iron Ore Company of Canada and will include the Simandou project in Guinea upon its completion. Management responsibility during the build phase of the Simandou iron ore project remains under the Chief
Safety & Technical Officer. While this sits outside of reportable segments until completion of the project, we continue to show this separately due to the significance of funding and spend on the project. Accordingly comparative information has been restated.
In the prior period, we acquired Arcadium Lithium plc (Arcadium). Following the acquisition, our
Lithium business, comprising Arcadium and Rincon (previously included within the Minerals product group), was combined with the previous Aluminium product group to form the Aluminium &
Lithium product group.
The Borates and Iron & Titanium businesses were placed under strategic review in the second half of 2025 and were moved to the Chief Commercial Officer's portfolio. Along with Diamonds, which is pending mine closure, these businesses are now presented below reportable segments, as part of “Other Operations”.
Page 37 Rio Tinto 2026 Form 6-K
3.Segmental information (continued)

	2026		2025
Six months ended 30 June	Segmental revenue(b) US$m	Underlying EBITDA(c) US$m	Segmental revenue(b) US$m Restated(a)	Underlying EBITDA(c) US$m Restated(a)
Aluminium & Lithium	9,969	3,311	8,061	2,398
Copper	8,622	5,713	6,208	3,105
Iron Ore	14,027	6,769	13,478	6,861
Reportable segments total	32,618	15,793	27,747	12,364
Simandou iron ore project	68	(48)	—	(21)
Other operations	1,925	(229)	1,662	78
Inter-segment transactions	(320)	(1)	(8)	—
Share of equity accounted units(d)	(3,263)		(2,528)
Central pension costs, share-based payments, insurance and derivatives		214		(17)
Restructuring, project and one-off costs		(368)		(320)
Central costs		(425)		(427)
Central exploration and evaluation expenditures		(110)		(110)
Consolidated sales revenue	31,028		26,873
Underlying EBITDA(e)		14,826		11,547

(a)
During the period, Management responsibility of the closed Gove Refinery moved from the Group's central closure team (as part of "Other operations") to the Aluminium and Lithium product group. In the second half of 2025, the Group's reportable segments were updated to reflect the organisational restructure announced on 27 August 2025. Accordingly comparative information has been restated.

(b)
Segmental revenue includes consolidated sales revenue plus the equivalent sales revenue of equity accounted units (EAUs) in proportion to our equity interest (after adjusting for sales to/from subsidiaries). Segmental revenue measures revenue on a basis that is comparable to our underlying EBITDA metric.

(c)	Underlying EBITDA (calculated on page 38) is reported to provide greater understanding of the underlying business performance of Rio Tinto's operations.
(d)
Consolidated sales revenue includes subsidiary sales of US$178 million (30 June 2025: US$128 million) to equity accounted units which are not included in segmental revenue. Segmental revenue includes the Group’s proportionate share of product sales by equity accounted units (after adjusting for sales to subsidiaries) of US$3,441 million (30 June 2025: US$2,656 million) which are not included in consolidated sales revenue.

(e)
Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in 30 June 2026 was US$480 million (30 June 2025: US$334 million). Approximately 57% of the spend was by the Copper product group, 25% by central exploration and Other operations and 18% by Iron Ore product group.

Page 38 Rio Tinto 2026 Form 6-K
3.Segmental information (continued)
Reconciliation of profit after tax to underlying EBITDA
Underlying EBITDA represents profit before taxation, net finance items, depreciation and amortisation adjusted to exclude the EBITDA impact of items which do not reflect the underlying performance of our reportable segments.
Items excluded from profit after tax are those gains and losses that, individually or in aggregate with similar items, are of a nature and size to require exclusion in order to provide additional insight into the underlying business performance.
The following items are excluded from profit after tax in arriving at underlying EBITDA in each period irrespective of materiality:
–all depreciation and amortisation in subsidiaries and the corresponding share of profit in
EAUs
–all taxation and finance items in subsidiaries and the corresponding share of profit in EAUs
–unrealised gains and losses on embedded derivatives not qualifying for hedge accounting
(including foreign exchange)
–net gains and losses on consolidation or disposal of interests in businesses
–net impairment charges and reversals including corresponding amounts in share of profit in
EAUs
–the underlying EBITDA of discontinued operations
–adjustments to closure provisions where the adjustment is associated with an impairment charge and for legacy sites where the disturbance or environmental contamination relates to the pre-acquisition period.
In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. For the periods ended 30 June 2026 and 30 June 2025, there were no items in this category.

Six months ended 30 June	2026 US$m	2025 US$m
Profit after tax for the period	7,194	4,536
Taxation	2,119	2,201
Profit before taxation	9,313	6,737
Depreciation and amortisation in subsidiaries, excluding capitalised depreciation(a)	3,394	2,845
Depreciation and amortisation in equity accounted units	333	303
Finance items in subsidiaries	961	951
Taxation and finance items in equity accounted units	918	730
Unrealised gains on embedded commodity and currency derivatives not qualifying for hedge accounting (including foreign exchange)	(68)	(144)
Net impairment charges(b)	—	122
Impairment reversal included within share of profit after tax of equity accounted units(c)	(22)	—
Gains on disposal of interests in businesses	(19)	—
Change in closure estimates (non-operating and fully impaired sites)	16	3
Underlying EBITDA	14,826	11,547
(a)Depreciation and amortisation in subsidiaries for the period ended 30 June 2026 is net of capitalised depreciation of US$219 million (30 June 2025: US$113 million).
(b)Refer to note 5 for further details.
(c)This relates to the Rio Tinto share of impairment reversal recorded at Porto Trombetas (MRN), an equity accounted unit. It is represented by a pre-tax impairment reversal of US$22 million and an associated tax charge of US$7 million. The net amount of
US$15 million is included in share of profit after tax of equity accounted units.
Page 39 Rio Tinto 2026 Form 6-K
4. Segmental information - additional information
Consolidated sales revenue by destination(a)

Six months ended 30 June	2026%	2025%	2026 US$m	2025 US$m
Greater China	57.9	55.2	17,969	14,832
US	17.1	17.9	5,303	4,801
Japan	4.9	6.0	1,531	1,612
Asia (excluding Greater China, Japan and South Korea)	3.4	3.3	1,050	877
Europe (excluding UK and Netherlands)	3.4	3.2	1,040	877
Canada	3.3	3.0	1,030	813
Netherlands	3.3	2.3	1,024	612
South Korea	2.9	3.5	901	943
Australia	1.6	1.7	496	449
UK	0.2	0.2	60	44
Other countries	2.0	3.7	624	1,013
Consolidated sales revenue	100.0	100.0	31,028	26,873
(a)Consolidated sales revenue by geographical destination is based on the ultimate country of the product’s destination, if known. Where the ultimate destination is not known, we have defaulted to the shipping address of the customer. Rio Tinto is domiciled in both the UK and Australia.
Consolidated sales revenue by product

Six months ended 30 June	Revenue from contracts with customers 2026 US$m	Other revenue 2026 US$m	Consolidated sales revenue(a) 2026 US$m	Revenue from contracts with customers 2025 US$m	Other revenue 2025 US$m	Consolidated sales revenue(a) 2025 US$m
Iron ore	13,900	(96)	13,804	13,408	(224)	13,184
Aluminium, alumina and bauxite	8,799	113	8,912	7,365	46	7,411
Copper	3,950	102	4,052	2,952	139	3,091
Industrial minerals (comprising titanium dioxide slag, zircon, borates and salt)	1,066	5	1,071	1,204	(4)	1,200
Gold	1,561	(15)	1,546	681	12	693
Lithium	568	—	568	308	—	308
Other products and freight services(b)	1,081	(6)	1,075	988	(2)	986
Consolidated sales revenue	30,925	103	31,028	26,906	(33)	26,873
(a)Consolidated sales revenue includes both revenue from contracts with customers, accounted for under IFRS 15
“Revenue from Contracts with Customers”, and subsequent movements in provisionally priced receivables, accounted for under IFRS 9, and included in “Other revenue” above.
(b)“Other products and freight services” includes metallic co-products, diamonds, molybdenum, silver and other commodities.
Page 40 Rio Tinto 2026 Form 6-K
5. Impairment

	2026				2025
Six months ended 30 June	Pre-tax amount US$m	Taxation US$m	Non- controlling interest US$m	Net amount US$m	Pre-tax amount US$m
Other operations – RTITQO	—	—	—	—	(122)
Aluminium – Porto Trombetas (MRN)	15	—	—	15	—
Net impairment reversals/(charges)	15	—	—	15	(122)

Allocated as:
Property, plant and equipment	—				(122)
Share of profit after tax of equity accounted units	15				—
Net impairment reversals/(charges)	15				(122)
Other operations - Rio Tinto Iron and Titanium Quebec Operations (RTITQO) and QIT
Madagascar Minerals (QMM)
In 2025, we progressed a business transformation at RTITQO in response to challenging market conditions for our products at the Sorel site, including TiO2 and metallics. This transformation, which includes the adjustment of the business footprint to projected demand, was expected to take up to 24 months to complete its core components. At 30 June 2025, we identified these conditions as an impairment trigger and performed an impairment test for the cash-generating unit which comprises the mines and processing facilities at RTITQO (in Canada) and QMM (in
Madagascar).
We expected the transformation program to result in significant improvements in operating costs, including opportunities to reduce carbon emissions and therefore carbon costs. However, for the purpose of performing the impairment test, risk adjustments were applied to reduce the forecast cash flows to reflect a market participant perspective that the value of the projected initiates may not fully deliver the expected benefit.
Using a fair value less cost of disposal methodology and discounting real-terms post-tax cash flows at an effective rate of 7.6% we determined the recoverable amount to be US$1,780 million.
This resulted in a pre-tax impairment charge during the six months ended 30 June 2025 of
US$122 million  (post-tax US$86 million) and was allocated to property, plant and equipment in
Canada.
During 2026, market conditions have remained challenging and therefore we have tested the assets again for impairment. The testing parameters were not materially different and no impairment charge or impairment reversal was identified.
Page 41 Rio Tinto 2026 Form 6-K
6. Taxation
Prima facie tax reconciliation

Six months ended 30 June	2026 US$m	2025 US$m
Profit before taxation(a)	9,313	6,737

Prima facie tax payable at UK rate of 25%(b)	2,328	1,684
Higher rate of taxation of 30% on Australian earnings(b)	201	267
Other tax rates applicable outside the UK and Australia(b)	(134)	(116)
Tax effect of profit from equity accounted units and related expenses(a)	(278)	(179)
Impact of changes in tax rates	—	21
Resource depletion allowances	—	(7)
Recognition of previously unrecognised deferred tax assets	(132)	(24)
Write-down of previously recognised deferred tax assets	31	134
Utilisation of previously unrecognised deferred tax assets	(232)	(74)
Unrecognised current period operating losses(c)	151	196
Adjustments in respect of prior periods	1	116
Other items(d)	183	183
Total taxation charge	2,119	2,201
(a)The Group profit before tax includes profit after tax of equity accounted units. Consequently, the tax effect on the profit from equity accounted units is included as a separate reconciling item in this prima facie tax reconciliation.
(b)As a UK headquartered and listed Group, the reconciliation of expected tax on accounting profit to tax charge uses the UK corporate tax rate to calculate the prima facie tax payable. Rio Tinto is also listed in Australia, and the reconciliation includes the impact of the higher tax rate in Australia where a significant proportion of the Group's profits are currently earned. The impact of other tax rates applicable outside the UK and Australia is also included.
The weighted average statutory corporate tax rate on profit before tax is approximately 28% (30 June 2025: 30%).
(c)Current-period unrecognised deferred tax assets include operating losses and other costs incurred by the Group for which no tax benefit is currently recognised due to uncertainty regarding the availability of suitable taxable profits in future periods.
(d)Other items includes less than US$1 million (30 June 2025: less than US$1 million) current tax expense related to
Pillar Two measures; the global minimum tax of 15% formulated by the Organisation for Economic Co-operation and Development (OECD).
Page 42 Rio Tinto 2026 Form 6-K
7. Acquisition and disposals
Acquisitions - 30 June 2026
There were no material acquisitions during the 6 months ended 30 June 2026.
Acquisitions - 30 June 2025
Arcadium Lithium plc
On 9 October 2024, Rio Tinto and Arcadium Lithium plc (Arcadium Lithium) announced a definitive agreement under which Rio Tinto would acquire 100% of Arcadium Lithium in an all-cash transaction for $5.85 per share (the “transaction”). On 6 March 2025, the transaction was completed following the sanctioning of the Scheme of Arrangement by the Royal Court of Jersey
and receipt of final regulatory approvals. On completion, the acquisition established Rio Tinto as a leader in supplying energy transition materials, with one of the world's largest lithium resource bases.
The transaction was accounted for as business combination under IFRS 3 “Business
Combinations” using the acquisition method of accounting. The 2025 results of operations from the date of acquisition were not material.
During the second half of 2025 we finalised the analysis to allocate the purchase price to the fair value of acquired assets and liabilities, which were provisionally reported at 30 June 2025. The following table summarises the final purchase price allocation for the Arcadium transaction:

Identifiable assets acquired and liabilities assumed	Final fair values at 6 March 2025 US$m
Intangible assets	2,301
Property, plant and equipment (including mineral interests)	4,814
Cash and cash equivalents	293
Borrowings(a)	(1,599)
Close-down, restoration and environmental provisions	(319)
Other provisions	(375)
Other assets and liabilities	155
Deferred tax liabilities (net of deferred tax assets)	(817)
Net assets	4,453
Non-controlling interest (NCI)(b)	(298)
Goodwill	2,146
Net attributable assets (including Goodwill)	6,301
(a)Borrowings includes a US$200 million loan advanced by Rio Tinto to Arcadium Lithium in January 2025, prior to the transaction completing.
(b)NCI relates to the Olaroz lithium carbonate mine in Argentina and the Nemaska Lithium development project in Canada, of which
Arcadium Lithium holds interests of 66.5% and 50%, respectively. It has been valued at the pro rata share of the net identifiable assets.
Page 43 Rio Tinto 2026 Form 6-K
7. Acquisition and disposals (continued)

Presentation in cash flow statement	6 March 2025 US$m
Cash payment in consideration of equity to shareholders of Arcadium Lithium plc	6,301
less: cash and cash equivalents balance acquired	(293)
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	6,008
Total cash paid on 6 March 2025 was US$6,701 million, including US$6,301 million paid in consideration of equity to the shareholders of Arcadium Lithium plc and US$400 million paid to holders of convertible loan notes. As a result of the acquisition, the Group's net debt increased by
US$7,607 million. This comprises US$7,407 million change in net debt on acquisition plus
US$200 million advanced to Arcadium Lithium prior to acquisition.

Impact of the acquisition on net debt	6 March 2025 US$m
Borrowings of Arcadium Lithium	1,599
less: convertible loan notes settled on change of control	(400)
less: cash and cash equivalents acquired	(293)
less: loan advanced to Arcadium prior to acquisition	(200)
Acquired net debt	706

Cash payment in consideration of equity to shareholders of Arcadium Lithium plc	6,301
Cash payment to settle convertible loan notes	400
Change in net debt on acquisition	7,407
Transaction costs of US$77 million were recognised as an expense and included in operating expenses in the statement of profit or loss and were presented as part of operating cash flows in the statement of cash flows.
Disposals - 30 June 2026
There were no material disposals of businesses during the 6 months ended 30 June 2026.
Disposals - 30 June 2025
Divestment of 30% of Winu copper-gold project
On 8 May 2025, Rio Tinto entered into a binding joint venture agreement with Sumitomo Metal
Mining Co (SMM) to deliver the Winu copper-gold project (Winu), located in the Great Sandy
Desert region of Western Australia. The transaction was subsequently completed in second half of
2025, forming the Winu Joint Venture. We received an initial US$195 million in cash consideration for the sale of our 30% share of the project's assets and liabilities, and recognised a pre-tax gain of US$196 million in the income statement. A further US$235 million in deferred consideration to be received is contingent on future milestones; as at 30 June 2026, we have not recognised any additional consideration and this will be reassessed at each reporting period.
This transaction is described in the 2025 Annual Report on Form 20-F and did not have a material impact on profit or loss in the periods presented.
Page 44 Rio Tinto 2026 Form 6-K
8. Cash and cash equivalents
Closing cash and cash equivalents less overdrafts for the purposes of the cash flow statement differs from cash and cash equivalents on our balance sheet as per the following reconciliation:

Closing cash and cash equivalents less overdrafts	30 June 2026	31 December 2025	30 June 2025
	US$m	US$m	US$m
Balance per consolidated balance sheet	8,913	8,872	9,015
Bank overdrafts repayable on demand (unsecured)	—	(7)	(2)
Balance per Group cash flow statement	8,913	8,865	9,013
9. Close-down, restoration and environmental provisions

	30 June 2026(a)	31 December 2025
	US$m	US$m
Opening balance	17,831	15,731
Adjustment on currency translation	163	907
Adjustments to mining properties/right of use assets:
– changes to existing and new provisions	508	811
Charged/(credited) to profit:
– increases to existing and new provisions	427	518
– decreases and unused amounts reversed	(21)	(126)
– exchange losses/(gains) on provisions	12	(48)
– amortisation of discount	440	768
Utilised in the period	(477)	(1,049)
Newly consolidated operations	—	319
Transfers and other movements	(1)	—
Closing balance	18,882	17,831
Balance sheet analysis:
Current	1,215	1,128
Non-current	17,667	16,703
Total	18,882	17,831
(a)Close-down, restoration and environmental provisions at 30 June 2026 have not been adjusted for closure-related receivables amounting to US$411 million (31 December 2025: US$394 million) due from the ERA trust fund and other financial assets held for the purposes of meeting closure obligations. These are included within “Receivables and other assets” on the balance sheet.
Page 45 Rio Tinto 2026 Form 6-K
10. Financial instruments
Valuation hierarchy of financial instruments carried at fair value on a recurring basis
The table below shows the classifications of our financial instruments by valuation method in accordance with IFRS 13 “Fair Value Measurement” at
30 June 2026 and 31 December 2025.
All instruments shown as being held at fair value have been classified as fair value through the profit and loss unless specifically footnoted.

	30 June 2026					31 December 2025
	Held at fair value			Held at amortised cost US$m	Total US$m	Held at fair value			Held at amortised cost US$m	Total US$m
	Level 1(a) US$m	Level 2(b) US$m	Level 3(c) US$m			Level 1(a) US$m	Level 2(b) US$m	Level 3(c) US$m
Assets
Cash and cash equivalents(d)	2,788	—	—	6,125	8,913	3,725	—	—	5,147	8,872
Investments in equity shares and funds(e)	120	—	137	—	257	179	—	139	—	318
Other investments, including loans(f)	23	4	307	389	723	25	3	324	481	833
Trade and other financial receivables(g)	3	962	—	2,712	3,677	4	1,440	—	2,469	3,913
Loans to equity accounted units	—	—	—	799	799	—	—	—	800	800
Forward, option and embedded derivative contracts: designated as hedges(h)	—	—	267	—	267	—	—	59	—	59
Forward, option and embedded derivative contracts, not designated as hedges(h)	—	131	89	—	220	—	23	89	—	112
Derivatives related to net debt(i)	—	42	—	—	42	—	151	—	—	151

Liabilities
Trade and other financial payables(j)	—	(128)	—	(7,800)	(7,928)	—	(190)	—	(7,923)	(8,113)
Forward, option and embedded derivatives contracts, designated as hedges(h)	—	—	(244)	—	(244)	—	—	(277)	—	(277)
Forward, option and embedded derivatives contracts, not designated as hedges(h)	—	(102)	(166)	—	(268)	—	(68)	(162)	—	(230)
Derivatives related to net debt(i)	—	(304)	—	—	(304)	—	(231)	—	—	(231)
Other financial liabilities	—	—	—	(136)	(136)	—	—	—	(66)	(66)
(a)Valuation is based on unadjusted quoted prices in active markets for identical financial instruments.
(b)Valuation is based on inputs that are observable for the financial instruments, which include market quoted FX rates, credit default spread, quoted prices for similar instruments or identical instruments in markets which are not considered to be active, or inputs, either directly or indirectly based on observable market data. Valuation techniques include discounted cash flows or closely related listed product, as appropriate.
Page 46 Rio Tinto 2026 Form 6-K
10. Financial instruments (continued)
(c)Valuation is based on inputs that cannot be observed using market data (unobservable inputs), including forward electricity or commodity prices, energy volume or mine production, using valuation techniques such as discounted cash flows or option pricing models, as appropriate. The change in valuation of our level 3 instruments for the period to 30 June 2026 and 31 December 2025 is as follows:

	30 June 2026	31 December 2025
Level 3 financial assets and liabilities	US$m	US$m
Opening balance	172	216
Currency translation adjustments	7	16
Total realised (losses)/gains included in net operating costs	(24)	31
Total unrealised gains included in net operating costs	61	136
Total unrealised gains/(losses) transferred into other comprehensive income through cash flow hedges	154	(105)
Additions/acquisitions of financial assets and liabilities	2	85
Disposals/maturity of financial assets and liabilities	18	(207)
Closing balance	390	172
Net gains included in the income statement for assets and liabilities held at period end	34	113
(d)Our Cash and cash equivalents of US$8,913 million (31 December 2025: US$8,872 million) includes US$2,788 million (31 December 2025: US$3,725 million) relating to money market funds which are treated as FVTPL under
IFRS 9 with the fair value movements reported as finance income.
(e)Investments in equity shares and funds include US$186 million (31 December 2025: US$240 million) of equity shares, not held for trading, where we have irrevocably elected to present fair value gains and losses on revaluation in other comprehensive income. The election is made at an individual investment level.
(f)Other investments, including loans, covers cash deposits in rehabilitation funds, government bonds, managed investment funds and royalty receivables. Royalty receivables include amounts arising from our previously divested coal businesses with a fair value of US$266 million (31 December 2025: US$275 million).
(g)Trade receivables include provisionally priced invoices. The related revenue is initially based on forward market selling prices for the quotation periods stipulated in the contracts with changes between the provisional price and the final price recorded separately within “Other revenue”. The selling price can be measured reliably for the
Group's products, as it operates in active and freely traded commodity markets. At 30 June 2026, US$938 million
(31 December 2025: US$1,431 million) of provisionally priced receivables were recognised.
(h)Level 3 derivatives mainly consist of derivatives embedded in electricity purchase contracts linked to the LME,
Midwest premium and billet premium with terms expiring between 2029 and 2036 (31 December 2025: 2026 and
2036), as well as renewable power purchase agreements which are linked to forward electricity prices with terms expiring between 2026 and 2054 (31 December 2025: 2026 and 2054).
(i)Net debt derivatives include interest rate swaps and cross-currency swaps.
(j)Trade and other financial payables comprise trade payables, other financial payables, accruals and amounts due to equity accounted units.
There were no material transfers between level 1 and level 2, or between level 2 and level 3 in the current or prior period.
Sensitivity analysis in respect of level 3 financial instruments
For assets/(liabilities) classified under level 3, the effect of changing the significant unobservable inputs on carrying value has been calculated using a movement that we deem to be reasonably probable.
Net derivative assets related to our renewable power purchase agreements have a fair value of
US$248 million at 30 June 2026 (2025: net assets of US$29 million). The fair value is calculated as the present value of the future contracted cash flows using risk-adjusted forecast prices including credit adjustments.
Page 47 Rio Tinto 2026 Form 6-K
10. Financial instruments (continued)
A 10% increase in forecast electricity prices over the remaining term of the contracts would result in a US$540 million (2025: US$520 million) increase in fair value, and a 10% decrease in forecast electricity prices would result in a US$540 million (2025: US$521 million) decrease in fair value.
To value long-term aluminium embedded power derivatives, we use unobservable inputs when the term of the derivative extends beyond observable market prices. Changing the level 3 inputs to reasonably possible alternative assumptions does not change the fair value significantly, taking into account the expected remaining term of contracts for either reported period. The fair value of these derivatives is a net liability of US$284 million at 30 June 2026 (2025: US$320 million).
Fair values disclosure of financial instruments
The following table shows the carrying value and fair value of our borrowings including those which are not carried at an amount which approximates their fair value as at 30 June 2026 and
31 December 2025. The fair values of some of our financial instruments approximate their carrying values because of their short maturity, or because they carry floating rates of interest.

	30 June 2026		31 December 2025
	Carrying value US$m	Fair value US$m	Carrying value US$m	Fair value US$m
Listed bonds(a)	17,141	16,851	17,336	17,148
Oyu Tolgoi project finance	3,277	3,439	3,755	3,990
Rincon funding facility(b)	158	158	–	–
Other	838	797	840	795
Total borrowings (including overdrafts)	21,414	21,245	21,931	21,933
(a)In 2025, we issued US$9 billion of fixed and floating rate SEC-registered debt securities. The bonds consist of eight tranches of varying principal amount, tenor and coupon. One tranche consisting of US$500 million three-year notes is priced at a floating rate coupon of Compounded SOFR plus 0.84% maturing in 2028, with the remaining seven tranches priced at fixed coupons ranging between 4.375% and 5.875% and maturity dates ranging between 2027 and 2065.
(b)On 11 March 2026, we secured a US$1,175 million funding facility (the 'facility') from four international lenders, comprising the
International Finance Corporation, Inter-American Development Bank Invest, Export Finance Australia and the Japan Bank for
International Cooperation, to support the development of the Rincon lithium project in Argentina's Salta Province. The facility has a ten-year term and matures in 2036. During the six months ended 30 June 2026, the amount drawn under the facility, net of transaction costs was US$158 million.
Borrowings relating to listed bonds are categorised as level 1 in the fair value hierarchy while those relating to project finance drawn down by Oyu Tolgoi (OT) use a number of level 3 valuation inputs. Our remaining borrowings have a fair value measured by discounting estimated cash flows with an applicable market quoted yield, and are categorised as level 2 in the fair value hierarchy.
The Group’s borrowings of US$21,414 million (31 December 2025: US$21,931 million) include
US$3,451 million (31 December 2025: US$3,795 million) of subsidiary entity borrowings that are subject to various financial and general covenants, including, in some cases, environmental and social covenants; the non-compliance with these covenants, if not remediated, would permit the lender to immediately call the loan and borrowings. This includes our project finance borrowings in
OT and Rincon funding facility which require the maintenance of certain debt-to-equity ratios and
OT also requires maintenance of a debt service coverage ratio. Based on our forecasting, we consider this risk of non-compliance with these covenants to be remote. The covenants with all respective borrowers were in compliance as at 30 June 2026 and are expected to be in compliance within 12 months after the reporting date.
Page 48 Rio Tinto 2026 Form 6-K
11. Commitments and contingencies
Contingent liabilities, indemnities and other performance guarantees represent the potential outflow of funds from the Group for the satisfaction of obligations, including those under contractual arrangements (eg undertakings related to supplier agreements) not provided for on the balance sheet, where the likelihood of the contingent liabilities, guarantees or indemnities being called is assessed as possible rather than probable or remote.
Disclosure is made for material contingent liabilities unless the possibility of any loss arising is considered remote based on our judgement and legal advice. These are quantified unless, in our judgement, the amount cannot be reliably estimated. The unit of account for claims is the matter taken as a whole and therefore when a provision has been recorded for the best estimate of the cost to settle the obligation there is no further contingent liability component. This means that when a provision is recognised for the best estimate of the expenditure required to settle the present obligation from a single past event, a further contingent liability is not reported for the maximum potential exposure in excess of that already provided.
We have not established provisions for certain additional legal claims in cases where we have assessed that a payment is either not probable or cannot be reliably estimated. A number of our companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time. As a result, the Group may become subject to substantial liabilities that could affect our business, financial position and reputation. Litigation is inherently unpredictable and large judgments may at times occur. The Group may in the future incur judgments or enter into settlements of claims that could lead to material cash outflows. We do not believe that any of these proceedings will have a materially adverse effect on our financial position.
Contingent liabilities - subsidiaries, joint operations, joint ventures and associates
Contingent liabilities, indemnities and other performance guarantees were US$338 million at
30 June 2026 (31 December 2025: US$322 million).
There were no material contingent liabilities arising in relation to the Group’s joint ventures and associates.
Contingent liabilities - not quantifiable
The current status of contingent liabilities where it is not practicable to provide a reliable estimate of possible financial exposure is:
Litigation disputes

Litigation matter	Latest update
2011 Contractual payments in Guinea
In 2023, we resolved a previously self-disclosed investigation by the SEC into certain contractual payments totalling US$10.5 million made to a consultant who had provided advisory services in 2011, relating to the
Simandou project in the Republic of Guinea. In August 2023, the UK
Serious Fraud Office closed its case and announced that the Australian
Federal Police maintains a live investigation into the matter. Rio Tinto continues to co-operate fully with relevant authorities.
At 30 June 2026, the outcome of this investigation remains uncertain, but it could ultimately expose the Group to material financial cost. No provision has been recognised for the investigation. We believe this case is unwarranted and will defend the allegation vigorously.

Page 49 Rio Tinto 2026 Form 6-K
11. Commitments and contingencies (continued)
Other contingent liabilities
We continue to modernise agreements with Traditional Owners. Where appropriate, provisions have been recognised within “Other provisions” based on our current best estimate of the past financial component. This process remains ongoing, and estimates may be refined in future periods as additional information becomes available. Future impacts arising from agreement modernisation will be recognised as incurred.
Close-down, restoration and environmental provisions are not recognised for those operations that have no known restrictions on their lives as the date of closure cannot be reliably estimated. This applies primarily to our Canadian aluminium smelters, which are not dependent upon a specific orebody and have access to indefinite-lived power from owned hydropower stations with water rights permitted by local governments. In these instances, a closure obligation may exist at the reporting date. However, due to the indefinite nature of asset lives, it is not possible to arrive at a sufficiently reliable estimate for the purposes of recognising a provision. Close-down, restoration and environmental provisions are recognised at these operations for separately identifiable closure activities which can be reasonably estimated, such as the demolition and removal of fixed structures after a predetermined period. Any contingent liability for these assets will crystallise into a closure provision if and when a decision is taken to cease operations.
Capital commitments
Our capital commitments include:
–open purchase orders for managed operations and non-managed tolling entities.
–expenditure on major projects already authorised by our Investment Committee for non-
managed operations.
Our capital commitments do not include those relating to lease obligations.
The capital commitments for Simandou are reported on a 100% basis for the SimFer mine and the
SimFer scope of infrastructure as managed operations. The Group’s share of EAU capital commitments reported in relation to WCS Rail and Port Holding Entities represents SimFer Jersey
Limited’s 34% funding of those EAUs, inclusive of funding due from non-controlling interests.
Capital commitments, excluding the Group's share of joint venture capital commitments, were
US$7,495 million (31 December 2025: US$8,173 million).
The Group's share of joint venture capital commitments was US$656 million at 30 June 2026
(31 December 2025: US$737 million).
Page 50 Rio Tinto 2026 Form 6-K
12. Events after the balance sheet date
There were no significant events identified after the balance sheet date.
Page 51 Rio Tinto 2026 Form 6-K
Financial information by business unit

		Segmental revenue(a) for the six months ended 30 June		Underlying EBITDA(a) for the six months ended 30 June		Depreciation and amortisation for the six months ended 30 June
	Rio Tinto interest %	2026 US$m	2025 US$m Restated	2026 US$m	2025 US$m Restated	2026 US$m	2025 US$m Restated
Aluminium & Lithium
Bauxite	(b)	1,479	2,030	464	1,049	187	153
Alumina	(c)	1,528	2,287	(2)	898	67	62
North American Aluminium	(d)	5,537	3,844	1,979	494	460	386
Pacific Aluminium	(e)	2,239	1,633	733	99	100	86
Evaluation projects/other	(f)	262	297	(170)	(142)	–	–
Intra-segment		(1,644)	(2,338)	89	(42)	–	–
Aluminium		9,401	7,753	3,093	2,356	814	687
Lithium	(g)	568	308	218	42	142	113
Total Aluminium & Lithium segment		9,969	8,061	3,311	2,398	956	800

Copper
Kennecott	100%	1,719	1,483	781	560	272	306
Escondida	30%	2,739	2,205	2,109	1,602	249	232
Oyu Tolgoi	66%	4,090	1,916	3,189	1,252	490	330
Evaluation projects/other		74	604	(366)	(309)	1	1
Total Copper segment		8,622	6,208	5,713	3,105	1,012	869

Iron Ore
Pilbara	(h)	12,794	11,786	7,007	6,678	1,409	1,087
Iron Ore Company of Canada	58.7%	855	1,074	108	202	139	121
Dampier Salt	68.4%	121	135	(6)	36	8	7
Evaluation projects/other	(i)	646	1,575	(360)	(165)	1	1
Intra-segment	(i)	(389)	(1,092)	20	110	–	–
Total Iron Ore segment		14,027	13,478	6,769	6,861	1,557	1,216

Reportable segments total		32,618	27,747	15,793	12,364	3,525	2,885

Simandou iron ore project	(j)	68	–	(48)	(21)	22	5
Rio Tinto Iron & Titanium	(k)	714	897	35	111	108	118
Rio Tinto Borates	100%	433	415	145	109	36	31
Diamonds	(l)	118	162	(72)	(55)	4	3
Other operations	(m)(n)	660	188	(337)	(87)	188	162
Inter-segment transactions		(320)	(8)	(1)	–
Central pension costs, share-based payments, insurance and derivatives				214	(17)
Restructuring, project and one-off costs				(368)	(320)
Central costs				(425)	(427)	63	56
Central exploration and evaluation				(110)	(110)
Net interest
Underlying EBITDA				14,826	11,547
Reconciliation to consolidated income statement
Share of EAUs sales and inter-subsidiary/ EAUs sales		(3,263)	(2,528)
Items excluded from underlying EBITDA				71	141
Net impairment charges				–	(122)
Impairment reversals included within share of profit after tax of EAUs				22	–
Depreciation and amortisation in subsidiaries excluding capitalised depreciation				(3,394)	(2,845)
Depreciation and amortisation in EAUs				(333)	(303)	(333)	(302)
Taxation and finance items in EAUs				(918)	(730)
Finance items				(961)	(951)
Consolidated sales revenue/profit before taxation/depreciation and amortisation		31,028	26,873	9,313	6,737	3,613	2,958
Page 52 Rio Tinto 2026 Form 6-K
Financial information by business unit (continued)

		Rio Tinto share of capital investment(a) for the six months ended 30 June		Operating assets(o) as at
	Rio Tinto interest %	2026 US$m	2025 US$m Restated	30 June 2026 US$m	31 December 2025 US$m Restated
Aluminium & Lithium
Bauxite	(b)	117	66	2,384	2,105
Alumina	(c)	100	119	605	689
North American Aluminium	(d)	619	524	11,114	11,411
Pacific Aluminium	(e)	51	46	807	736
Evaluation projects/other	(f)	–	–	529	281
Intra-segment		–	1	95	78
Aluminium		887	756	15,534	15,300
Lithium	(g)	627	432	10,596	9,783
Total Aluminium & Lithium segment		1,514	1,188	26,130	25,083

Copper
Kennecott	100%	260	289	2,549	2,589
Escondida	30%	–	–	3,490	3,316
Oyu Tolgoi	66%	494	541	16,530	16,857
Evaluation projects/other		2	1	219	230
Total Copper segment		756	831	22,788	22,992

Iron Ore
Pilbara	(h)	2,038	1,434	21,629	20,427
Iron Ore Company of Canada	58.7%	92	148	1,353	1,394
Dampier Salt	68.4%	9	13	111	94
Evaluation projects/other	(i)	–	–	782	804
Intra-segment	(i)	–	–	(93)	(105)
Total Iron Ore segment		2,139	1,595	23,782	22,614

Reportable segments total		4,409	3,614	72,700	70,689

Simandou iron ore project	(j)	592	514	4,852	4,158
Rio Tinto Iron & Titanium	(k)	158	105	3,313	3,270
Rio Tinto Borates	100%	23	26	412	438
Diamonds	(l)	(8)	3	(99)	(106)
Other operations	(m)(n)	(165)	19	(715)	(718)
Inter-segment transactions				(4)	(3)
Other items		28	223	(937)	(1,163)
Total		5,037	4,504	79,522	76,565
Add back: Capital contributions received/due from non-controlling interests or third parties		703	554
Less: Funding provided by the Group to EAUs		–	(331)
Add back: Sales of property, plant and equipment and intangible assets		207	7
Total purchases of property, plant & equipment and intangible assets as per cash flow statement		5,947	4,734
Add: Net debt				(14,061)	(14,362)
Equity attributable to owners of Rio Tinto				65,461	62,203
Page 53 Rio Tinto 2026 Form 6-K
Financial information by business unit (continued)
Business units are classified according to the Group’s
management structure. Our management structure is based on
product groups together with global support functions whose
leaders make up the Executive Committee. The Executive
Committee members each report directly to our Chief
Executive who is the chief operating decision maker and is
responsible for allocating resources and assessing
performance of the operating segments. Finance costs and net debt are managed on a Group-wide basis and are therefore
excluded from the segmental results
During the second half of 2025, the financial information by business unit was updated to reflect the organisational
restructure announced on 27 August 2025. Accordingly, the
comparative information for the six months ended 30 June
2025 has been restated.
On 6 March 2025, we acquired Arcadium Lithium plc, and its
results are included in the Aluminium & Lithium product group as part of "Lithium", together with Rincon.
The disclosures in this note include certain alternative
performance measures (non-IFRS measures). For more
information on the non-IFRS measures used by the Group,
including definitions and calculations, refer to the section titled alternative performance measures (pages 54 to 61).
Ownership interests are 100% unless otherwise shown.

(a)
Segmental revenue and Underlying EBITDA are defined
and calculated within the Alternative Performance
Measures section on page 54. Rio Tinto share of capital
investment is defined and calculated on page 58

(b)	Bauxite represents the Group’s interest in Gove and Weipa, Porto Trombetas (22%) and Sangaredi (22.9%).
(c)	Alumina represents the Group’s interest in Jonquière (Vaudreuil), Yarwun, Queensland Alumina (80% equity and 20% additional tolling capacity in the income statement) and São Luis (Alumar) (10%).
(d)	North American Aluminium represents the Group’s interest in Alma, Arvida, Arvida AP60, Grande-Baie, ISAL, Kitimat, Laterrière, Alouette (40%), Bécancour (25.1%), Sohar (20%) and Matalco (50%).
(e)	Pacific Aluminium represents the Group’s interest in Bell Bay, Boyne Island (73.5%), Tiwai Point and Tomago (51.6%).
(f)
During the period, Management responsibility of the
closed Gove Refinery moved from the Group's central
closure team to the Aluminium and Lithium product
group. Accordingly, comparative information has been
restated.

(g)
Lithium represents the Group’s interest in Rincon and,
following the acquisition of Arcadium Lithium on 6 March
2025, the following operating mines: Olaroz (67%),
Hombre Muerto, assets under construction in Argentina
and Canada (Nemaska 53.9% from 18 February 2026,
previously 50%), undeveloped properties and
downstream processing facilities in Argentina, Canada,
US, UK, China, and Japan (75%).

(h)
Pilbara represents the Group’s holding in Hamersley,
Hope Downs Joint Venture (50%), Western Range Joint
Venture (54%) and Robe River Iron Associates (65%).
The Group’s net beneficial interest in Robe River Iron
Associates is 53%, as 30% is held through a 60% owned
subsidiary and 35% is held through a 100% owned
subsidiary.

(i)
Segmental revenue, Underlying EBITDA, and Operating
assets within Evaluation projects/other include activities
relating to the shipment and blending of Pilbara and IOC
iron ore inventories held portside in China and sold to
domestic customers. Transactions between Pilbara or
IOC and our portside trading business are eliminated
through the Iron Ore “intra-segment” line.

(j)
Rio Tinto SimFer UK Limited (which is wholly owned by
the Group) holds a 53% interest in SimFer Jersey
Limited (SimFer Jersey) which in turn, has an 85%
interest in SimFer S.A., the company that will carry out
the Simandou mining operations in Guinea. The group
consolidates the entities that are developing the SimFer
scope of rail and port infrastructure and the transhipment
vessels. Rio Tinto’s share of funding this construction is
53%. The WCS Rail and WCS Port businesses are
accounted for under the equity method with SimFer
Jersey funding 34% of the construction. Once
constructed all rail and port infrastructure assets will be
transferred to La Compagnie du Transguinéen S.A., a
company in which SimFer Jersey has a 42.5%
shareholding.

(k)	Includes our interests in Rio Tinto Iron and Titanium Quebec Operations, QIT Madagascar Minerals (QMM, economic interest of 85%) and Richards Bay Minerals (attributable interest of 74%).
(l)	Relates to our 100% interest in the Diavik diamond mine and diamond marketing operations.
(m)
Other operations includes our 98.43% interest in Energy
Resources of Australia, sites being rehabilitated under
the management of Rio Tinto Closure, Rio Tinto Marine,
and the remaining legacy liabilities of Rio Tinto Coal
Australia. These include provisions for onerous
contracts, in relation to rail infrastructure capacity, partly offset by financial assets and receivables relating to
contingent royalties and disposal proceeds.

(n)	From 1 January 2026, Other operations also includes balances relating to our third-party marketing business, as part of the expanded remit of the Chief Commercial Officer.
(o)
Operating assets of the Group represents equity
attributable to Rio Tinto adjusted for net debt. Operating
assets of subsidiaries, joint operations and the Group’s
share relating to equity accounted units are made up of
net assets adjusted for net debt and post-retirement
assets and liabilities, net of tax. Operating assets are
stated after the deduction of non-controlling interests;
these are calculated by reference to the net assets of the
relevant companies (ie inclusive of such companies’ debt
and amounts due to or from Rio Tinto Group
companies).

Page 54 Rio Tinto 2026 Form 6-K
Alternative performance measures
The Group presents certain alternative performance measures (non-IFRS measures) which are reconciled to directly comparable IFRS financial measures below. These non-IFRS measures, hereinafter referred to as alternative performance measures (APMs), are used by management to assess the performance of the business and provide additional information, which investors may find useful. APMs are presented in order to give further insight into the underlying business performance of the Group's operations.
APMs are not consistently defined and calculated by all companies, including those in the Group’s industry. Accordingly, these measures used by the Group may not be comparable with similarly titled measures and disclosures made by other companies. Consequently, these APMs should not be regarded as a substitute for the IFRS measures and should be considered supplementary to those measures.
The following tables present the Group's key financial measures not defined according to IFRS and a reconciliation between those APMs and their nearest respective IFRS measures.
APMs derived from the income statement
The following income statement measures are used by the Group to provide greater understanding of the underlying business performance of its operations and to enhance comparability of reporting periods. They indicate the underlying commercial and operating performance of our assets including revenue generation, productivity and cost management.
Segmental revenue
Segmental revenue includes consolidated sales revenue plus the equivalent sales revenue of equity accounted units (EAUs) in proportion to our equity interest (after adjusting for sales to/from subsidiaries).
Underlying EBITDA
Underlying EBITDA represents profit before taxation, net finance items, depreciation and amortisation adjusted to exclude the EBITDA impact of items which do not reflect the underlying performance of our reportable segments.
The reconciliation of profit after tax to underlying EBITDA can be found in the segmental information note on page 38.
Underlying EBITDA margin
Underlying EBITDA margin is defined as underlying EBITDA divided by the aggregate of consolidated sales revenue and our share of equity account unit sales after eliminations.

Six months ended 30 June	2026 US$m	2025 US$m
Underlying EBITDA	14,826	11,547
Consolidated sales revenue	31,028	26,873
Share of equity accounted unit sales and inter-subsidiary/equity accounted unit sales eliminations	3,263	2,528
	34,291	29,401
Underlying EBITDA margin	43%	39%
Page 55 Rio Tinto 2026 Form 6-K
Alternative performance measures (continued)
Underlying earnings
Underlying earnings represents net earnings attributable to the owners of Rio Tinto, adjusted to exclude items that do not reflect the underlying performance of the Group’s operations.
Exclusions from underlying earnings are those gains and losses that, individually or in aggregate with similar items, are of a nature and size to require exclusion in order to provide additional insight into underlying business performance.
The following items are excluded from net earnings in arriving at underlying earnings in each period irrespective of materiality:
•net (gains)/losses on consolidation or disposal of interests in businesses
•net impairment charges and reversals
•(profit)/loss after tax from discontinued operations
•exchange and derivative gains and losses. This adjustment includes exchange (gains)/losses on external net debt and intragroup balances, unrealised (gains)/losses on currency and interest rate derivatives not qualifying for hedge accounting, unrealised (gains)/losses on certain commodity derivatives not qualifying for hedge accounting, and unrealised (gains)/
losses on embedded derivatives not qualifying for hedge accounting
•adjustments to closure provisions where the adjustment is associated with an impairment charge, or for legacy sites where the disturbance or environmental contamination relates to the pre-acquisition period.
In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. For the periods ended 30 June 2026 and 30 June 2025, there were no items in this category.
Exclusions from underlying earnings relating to equity accounted units are stated after tax and included in the column “Pre-tax”.
Page 56 Rio Tinto 2026 Form 6-K
Alternative performance measures (continued)
Reconciliation of net earnings to underlying earnings

Six months ended 30 June	Pre-tax 2026 US$m	Taxation 2026 US$m	Non- controlling interests 2026 US$m	Net amount 2026 US$m	Net amount 2025 US$m
Net earnings	9,313	(2,119)	(530)	6,664	4,528
Items excluded from underlying earnings
Net impairment charges (note 5)	–	–	–	–	86
Impairment reversal included within share of profit after tax of equity accounted units (note 5)	(15)	—	—	(15)	–
(Gains)/losses on consolidation and disposal of interests in businesses	(19)	–	–	(19)	–
Foreign exchange and derivative losses/(gains):
– Exchange losses on external net debt, intragroup balances and derivatives(a)	288	(20)	3	271	300
– Gains on currency and interest rate derivatives not qualifying for hedge accounting(b)	(8)	2	–	(6)	(11)
– Gains on embedded commodity derivatives not qualifying for hedge accounting(c)	(74)	15	–	(59)	(99)
Change in closure estimates (non-operating and fully impaired sites)(d)	16	(1)	–	15	3
Total excluded from underlying earnings	188	(4)	3	187	279
Underlying earnings	9,501	(2,123)	(527)	6,851	4,807
(a)Exchange losses on external net debt, intragroup balances and derivatives includes post-tax losses on intragroup balances of
US$286 million (30 June 2025: US$528 million losses) offset by post-tax gains on external net debt of US$15 million (30 June
2025: US$228 million gains), primarily as a result of the Australian dollar strengthening against the US dollar compared to the
31 December 2025 spot rate.
(b)Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(c)Valuation changes on derivatives, embedded in commercial contracts (such as power purchase arrangements) that do not qualify for hedge accounting but for which there will be an offsetting change in future Group earnings.
(d)In 2026, the charge relates to inflationary increases to the closure provisions for non-operating and fully impaired sites in excess of the unwind of the discount. In 2025, the charge to the income statement relates to change in timing of underlying closure cash flows for legacy sites where the environmental damage preceded ownership by Rio Tinto.
Page 57 Rio Tinto 2026 Form 6-K
Alternative performance measures (continued)
Basic underlying earnings per share
Basic underlying earnings per share is calculated as underlying earnings divided by the weighted average number of shares outstanding during the period.

Six months ended 30 June	2026	2025
Net earnings (US$ million)	6,664	4,528
Weighted average number of shares (millions)	1,625.8	1,623.8
Basic earnings per ordinary share (cents)	409.9	278.8
Items excluded from underlying earnings per share (cents)(a)	11.5	17.2
Basic underlying earnings per ordinary share (cents)	421.4	296.0
(a)Calculation of items excluded from underlying earnings per share.

Six months ended 30 June	2026	2025
Items excluded from underlying earnings (US$m)	187.0	279.0
Weighted average number of shares (millions)	1,625.8	1,623.8
Items excluded from underlying earnings per share (cents)	11.5	17.2
We have provided basic underlying earnings per share as this allows the comparability of financial performance adjusted to exclude items which do not reflect the underlying performance of the
Group's operations.
Payout ratio
The payout ratio is used by us to guide the dividend policy we implemented in 2016, under which we have sought to return 40-60% of underlying earnings, on average through the cycle, to shareholders as dividends. It is calculated as total equity dividends per share to owners of
Rio Tinto declared in respect of the financial year divided by underlying earnings per share (as defined above). Dividends declared usually include an interim dividend paid in the year, and a final dividend paid after the end of the year. Any special dividends declared in respect of the financial year are also included.

Six months ended 30 June	2026 (cents)	2025 (cents)
Interim dividend declared per share	211.0	148.0

Underlying earnings per share	421.4	296.0

Payout ratio	50%	50%
Page 58 Rio Tinto 2026 Form 6-K
Alternative performance measures (continued)
APMs derived from cash flow statement
Rio Tinto share of capital investment
Rio Tinto’s share of capital investment represents our economic investment in capital projects.
The measure is based upon purchases of property, plant and equipment and intangible assets net of sales of property, plant and equipment and intangible assets, adjusted to deduct equity or shareholder loan financing provided to partially owned subsidiaries by non-controlling interests in respect of major capital projects in the period and contributions from other third parties. In circumstances where the funding to be provided by non-controlling interests is not received in the same period as the underlying capital investment, this adjustment is applied in the period in which the underlying capital investment is made, not when the funding is received. Where funding which would otherwise be provided directly by shareholders is replaced with project financing, an adjustment is also made to deduct the share of project financing attributable to the non-controlling interest. This adjustment is not made in cases where Rio Tinto has unilaterally guaranteed this project financing. Lastly, funding contributed by the Group to equity accounted units for its share of investment in their major capital projects is added to the measure. No adjustment is made where the expenditure is funded from the operating cash flows or debt of the EAU.

Six months ended 30 June	2026 US$m	2025 US$m Adjusted(a)
Purchases of property, plant and equipment and intangible assets	5,947	4,734
Less: Sales of property, plant and equipment and intangible assets	(207)	(7)
Funding provided by the group to EAUs(b)	—	331
Less: Capital contributions received/due from non-controlling interests or third parties(c)	(703)	(554)
Rio Tinto share of capital investment(a)	5,037	4,504
(a)In the second half of 2025, we revised the calculation of “Rio Tinto share of capital investment” to include “sales of property, plant and equipment and intangible assets”. Accordingly, we have adjusted prior period comparatives for comparability.
(b)In 2025, funding provided by the group to EAUs relates to funding of WCS Rail and Port Holding Entities (WCS) in relation to the
Simandou project, consisting of a direct equity investment in WCS of US$148 million and loans provided totalling US$183 million.
(c)We received US$898 million (30 June 2025: US$667 million) from Chalco Iron Ore Holdings Ltd (CIOH) of which US$525 million
(30 June 2025: US$456 million) relates to CIOH’s 47% share of capital expenditure incurred on the Simandou project on an accrual basis and, in 2025, associated funding provided by the Group to EAUs during the period. We also received
US$127 million (30 June 2025: US$89 million) from Investissement Québec (IQ) in respect of their share of capital expenditure incurred on the Nemaska lithium development project. The equivalent amount, on an accruals basis, of US$120 million (30 June
2025: US$98 million) is included in Rio Tinto share of capital investment.
Page 59 Rio Tinto 2026 Form 6-K
Alternative performance measures (continued)
Free cash flow
Free cash flow is defined as net cash generated from operating activities minus Rio Tinto share of capital investment and lease principal payments.
This measures the net cash returned by the business after the expenditure of sustaining and development capital, and can be used for shareholder returns, reducing debt and other investing/
financing activities.

Six months ended 30 June 2026 (US$m)	Aluminium & Lithium	Copper	Iron Ore	Other operations	Total
Net cash generated from operating activities	2,156	3,910	5,186	(2,079)	9,173
Less: Rio Tinto share of capital investment	(1,514)	(756)	(2,139)	(628)	(5,037)
Less: Lease principal payments	(33)	(5)	(67)	(197)	(302)
Free cash flow	609	3,149	2,980	(2,904)	3,834

	Adjusted(a)
Six months ended 30 June 2025 (US$m)	Aluminium & Lithium	Copper	Iron Ore	Other operations	Total
Net cash generated from operating activities	1,777	1,577	4,776	(1,206)	6,924
Less: Rio Tinto share of capital investment	(1,188)	(831)	(1,595)	(890)	(4,504)
Less: Lease principal payments	(22)	(4)	(56)	(153)	(235)
Free cash flow	567	742	3,125	(2,249)	2,185
a.During the period, we have revised the calculation of "Free cash flow" to better reflect our economic share of Free cash flow. The updated calculation now includes Rio Tinto share of capital investment in place of purchases of property, plant and equipment and intangible assets less sales of those assets. Accordingly, the comparative information for the six months ended 30 June 2025 has been restated.
Page 60 Rio Tinto 2026 Form 6-K
Alternative performance measures (continued)
APMs derived from the balance sheet
Net debt
Net debt is total borrowings plus lease liabilities less cash and cash equivalents and other liquid investments, adjusted for derivatives related to net debt.
Net debt measures how we are managing our balance sheet and capital structure.

	Six months ended 30 June 2026
	Financial liabilities
	Borrowings excluding overdrafts (a) US$m	Lease liabilities (b) US$m	Derivatives related to net debt (c) US$m	Cash and cash equivalents including overdrafts (a) US$m	Other investments (d) US$m	Net debt US$m
At 1 January	(21,924)	(1,586)	(80)	8,865	363	(14,362)
Foreign exchange adjustment	10	(6)	(10)	(24)	15	(15)
Net cash movements excluding exchange movements	257	302	–	72	(237)	394
Other non-cash movements	243	(148)	(173)	–	–	(78)
At 30 June	(21,414)	(1,438)	(263)	8,913	141	(14,061)
(a)Borrowings excluding overdrafts of US$21,414 million (31 December 2025: US$21,924 million) differs from Borrowings on the balance sheet as it excludes bank overdrafts of nil (31 December 2025: US$7 million) which has been included in cash and cash equivalents for the net debt reconciliation.
(b)Other non-cash movements in lease liabilities include the net impact of additions, modifications and terminations during the period.
(c)Included within derivatives related to net debt are interest rate and cross-currency interest rate swaps that are in hedge relationships with the Group’s debt.
(d)Other investments includes US$141 million (31 December 2025: US$363 million) of term deposits with a maturity greater than 3 months.
Net gearing ratio
Net gearing ratio is defined as net debt divided by the sum of net debt and total equity at the end of each period. It demonstrates the degree to which the Group’s operations are funded by debt versus equity.

	30 June 2026 US$m	31 December 2025 US$m
Net debt	14,061	14,362
Total equity	71,700	67,024
Net debt plus total equity	85,761	81,386
Net gearing ratio	16%	18%
Page 61 Rio Tinto 2026 Form 6-K
Alternative performance measures (continued)
Underlying return on capital employed
Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed (operating assets).
Underlying ROCE measures how efficiently we generate profits from investment in our portfolio of assets.

Six months ended 30 June	2026 US$m	2025 US$m
Profit after tax attributable to owners of Rio Tinto (net earnings)	6,664	4,528
Items added back to derive underlying earnings	187	279
Underlying earnings	6,851	4,807
Add/(deduct):
Finance income per the income statement	(193)	(248)
Finance costs per the income statement	429	544
Tax on finance cost	(38)	(57)
Non-controlling interest share of net finance costs	(258)	(285)
Net interest cost in equity accounted units (Rio Tinto share)	—	28
Net interest	(60)	(18)
Calculated earnings for underlying ROCE	6,791	4,789
Annualised adjusted underlying earnings	13,582	9,578

Equity attributable to owners of Rio Tinto - beginning of the period	62,203	55,246
Net debt - beginning of the period	14,362	5,491
Operating assets - beginning of the period	76,565	60,737
Equity attributable to owners of Rio Tinto - end of the period	65,461	58,203
Net debt - end of the period	14,061	14,597
Operating assets - end of the period	79,522	72,800
Average operating assets	78,043	66,769
Underlying return on capital employed	17%	14%
Page 62 Rio Tinto 2026 Form 6-K

Forward-looking statements
This report includes “forward-looking statements” within the meaning of the Private Securities
Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”,
“estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity;  natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the global pandemics; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s 2025 Form 20-F filed with the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-
looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the
Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing
Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this report should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Page 63 Rio Tinto 2026 Form 6-K
About Rio Tinto
Rio Tinto is a leading global mining and materials company headquartered in the UK. We have a dual-listed structure, with the businesses of Rio Tinto plc, listed on the London Stock Exchange and the New York Stock Exchange, and Rio Tinto Limited, listed on the Australian Stock
Exchange, managed as one company with a single board of directors.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products includes iron ore, aluminium, copper and lithium. Activities span the world and are strongly represented in
Australia and North America, with significant businesses in Asia, Europe, Africa and South
America.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714	Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
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